United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒     Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐     No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐     No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

Vale’s performance in 2016

www.vale.com vale.ri@vale.com App Vale Investors & Media iOS: https://itunes.apple.com/us/app/vale-investor-media-portugues/id1087134066?ls=1&mt=8 Android: https://play.google.com/store/apps/details?id=com.theirapp.valeport Tel.: (55 21) 3485-3900 Investor Relations André Figueiredo Carla Albano Miller Fernando Mascarenhas Andrea Gutman Bruno Siqueira Claudia Rodrigues Denise Caruncho Mariano Szachtman Renata Capanema Department Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Moçambique S.A., Vale Nouvelle -Calédonie SAS, Vale Oman Pelletizing Company LLC an d Vale Shipping Holding PTE Ltd. BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP

Vale’s performance in 2016 Rio de Janeiro, February 23rd, 2017 – Vale S.A. (Vale) delivered a sound operational performance, with several production records in 2016, namely: (i) iron ore production1 of 348.8 Mt; (ii) Carajás iron ore production of 148.1 Mt; (iii) nickel production of 311,000 t; (iv) copper production of 453,100 t ; (v) cobalt production of 5,799 t; (vi) contained gold as a by-product in the copper and nickel concentrates of 483,000 oz and (vii) Moatize coal production of 5.5 Mt. Net operating revenues in 2016 were US$ 29.363 billion, 14.7% higher than the US$ 25.609 billion registered in 2015. The increase in sales revenues was mainly due to higher realized prices of iron ore fines and pellets (US$ 2.966 billion), and higher volumes of iron ore fines and pellets (US$ 715 million) and base metals (US$ 407 million) partially offset by lower base metals prices (US$ 431 million). Quarterly net revenues totaled US$ 9.694 billion in 4Q16, 32.4% higher than in 3Q16. The increase in sales revenues was mainly due to higher sales prices for iron ore fines and pellets (US$ 1.613 billion), for coal (US$ 200 million) and base metals (US$ 123 million), and higher sales volumes in ferrous minerals (US$ 441 million), in base metals (US$ 58 million) and in coal (US$ 13 million). Costs and expenses decreased by US$ 1.841 billion2 to US$ 17.379 billion in 2016, mainly due to: (i) the impact of exchange rate variations in COGS and SG&A (US$ 399 million), (ii) cost savings initiatives (US$ 1.623 billion) and (iii) a reduction in expenses3 (US$ 387 million). These reductions were partially offset by higher sales volumes (US$ 942 million). Quarterly costs and expenses, net of depreciation charges, totaled US$ 5.003 billion in 4Q16, increasing 16.3% from the US$ 4.301 billion in 3Q16, impacted by higher costs (US$ 362 million) and higher expenses (US$ 255 million)3. The increase was driven mainly by higher freight costs and by some one-off effects such as the collective bargaining agreement settled with our employees in Brazil and a higher provision for profit sharing, which was impacted by the sharp increase of commodity prices at the end of year, leading to a much higher provision in comparison to previous quarters. 1 Including third party purchases and excluding Samarco’s attributable production. 2 Net of the effects: (i) of the goldstream transaction recorded in 1Q15 (US$ 230 million) , (ii) the goldstream transaction in 3Q16 (US$ 150 million) and (iii) of the adjustment in the Asset Retirement Obligations (ARO) recorded in 4Q15 ( US$ 331 million) and in 4Q16 (US$ 37 million). 3 Net of the positive one-off effects from the goldstream transaction (US$ 150 million) in 3Q16 and the adjustment in ARO (US$ 37 million) in 4Q16. 3

Adjusted EBITDA was US$ 12.181 billion4 in 2016, 72.0% higher than the US$ 7.081 billion in 2015 mainly as a result of improvements in the Ferrous Minerals EBITDA (US$ 4.577 billion), Base Metals EBITDA (US$ 460 million) and Coal EBITDA (US$ 454 million). Adjusted EBITDA margin was 41.5% in 2016, improving from the 27.7% recorded in 2015. Quarterly adjusted EBITDA was US$ 4.770 billion in 4Q16, 57.8% higher than in 3Q16 mainly as a result of improvements in the Ferrous Minerals EBITDA (US$ 1.616 billion) and Coal EBITDA (US$ 163 million). Adjusted EBITDA margin was 49.2% in 4Q16, improving from the 41.3% recorded in 3Q16. Capital expenditures totaled US$ 1.408 billion in 4Q16 and US$ 5.482 billion in 2016, decreasing US$ 2.919 billion vs. 2015. Investments in project execution totaled US$ 614 million and US$ 3.179 billion in 4Q16 and in 2016, respectively. Sustaining capex totaled US$ 794 million and US$ 2.302 billion in 4Q16 and in 2016, respectively. The S11D project started up successfully in December 2016 with the first shipment in January 2017 of S11D ore blended with ore from other Northern System mines. Announced asset sales totaled US$ 3.842 billion in 2016, with US$ 2.500 billion stemming from the sale of part of the Fertilizers business5, US$ 820 million from another goldstream transaction, US$ 269 million from the sale of three very large ore carriers, US$ 140 million from the sale of four capesize carriers and US$ 113 million from additional payments received from the sale of Mineração Paragominas. Net income totaled US$ 3.982 billion in 2016 vs. a net loss of US$ 12.129 billion in 2015. The US$ 16.111 billion increase was mostly driven by: (i) higher EBITDA (US$ 5.100 billion), (ii) higher gains on foreign exchange and monetary variation (US$ 10.629 billion), and (iii) lower impairment of non-current assets and onerous contracts (US$ 6.014 billion). This increase was partially offset by higher taxes (US$ 7.251 billion) due to the net earnings generated in the period. Impairments of non-current assets and onerous contracts caused non-cash losses of US$ 2.912 billion in 2016 vs US$ 8.926 billion in 2015. In 2016, impairments were mainly driven by the impact of: (i) the agreement to sell certain Fertilizers assets for US$ 2.5 billion announced in December 2016 (US$ 1.738 billion); (ii) lower price projections for certain products, which reduced the recoverable values of the Vale Newfoundland and Labrador - VNL (US$ 631 million) and Vale New Caledonia - VNC (US$ 284 million) assets, and (iii) the provision related to contracts with minimum guaranteed volume for port services in the Midwestern system (US$ 183 million) and for manganese ore supply (US$ 74 million), which were 4 Including US$ 150 million from the goldstream transaction. 5 We expect to close the Fertilizers sale by the end of 2017. 4 partially offset by the impairment reversal driven by the impact of the decision to re-start the São Luis pellet plant at the beginning of 2018 (US$ 160 million). Impairments of assets in discontinued operations, with no cash effect, totaled US$ 1.738 billion as a result of the difference between the carrying value and the recoverable amount of the Fertilizer assets held for sale. Quarterly net income totaled US$ 525 million in 4Q16 vs. US$ 575 million in 3Q16, decreasing by US$ 50 million, mainly as a result of the impairment of non-current assets and onerous contracts (US$ 2.912 billion), which were partially offset by the positive impact of higher EBITDA (US$ 1.151 billion). Cash flow from operations amounted to US$ 3.715 billion in 4Q16, US$ 1.055 billion lower than the EBITDA due to the negative impact of the increase in accounts receivable in 4Q16 vs. 3Q16, mainly driven by the: (i) final invoices not yet collected (with higher prices than the ones provisionally invoiced at the end of 3Q16); (ii) concentration of iron ore sales volumes provisionally invoiced at the end of 4Q16 (sales not yet collected); and (iii) higher prices on volumes provisionally invoiced at the end of 4Q16 vs. 3Q16. Working capital changes should have a positive impact on cash flows in 1Q17 as sales collections increase throughout the quarter. Net debt totaled US$ 25.075 billion vs. US$ 25.234 billion as of December 31st, 2015 and US$ 25.965 billion as of September 30th, 2016, with a cash balance of US$ 4.280 billion as of December 31st, 2016. Average debt maturity was 7.9 years with an average cost of debt of 4.63% per annum. Leverage ratio improved significantly to 2.4x as of December 31st, 2016 from the 4.1x as of December 31st, 2015. In 2016, Vale distributed R$ 857 million (US$ 250 million) of shareholder remuneration in the form of interest on equity. Vale’s Board of Directors approved, subject to the ratification by the General Shareholders Meeting, the additional distribution of R$ 4.667 billion, to be paid at the end of April 2017, in the form of interest on equity. The main highlights of Vale’s performance by business segment were: EBITDA from the Ferrous Minerals business segment increased 78% in 2016 vs. 2015, mainly driven by higher prices and gains in competitiveness Adjusted EBITDA for Ferrous Minerals was US$ 10.476 billion in 2016, US$ 4.577 billion higher than the US$ 5.899 billion achieved in 2015, mainly as a result of higher market prices (US$ 2.727 billion) and gains in competitiveness (US$ 1.259 billion). Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 30.5/t in 2016, 73% higher than the US$ 17.7/t recorded in 5

2015, positioning Vale better or on par with its Australian peers, despite its geographical disadvantage. Cash flow generation, simplified by measuring adjusted EBITDA less sustaining and growth capex, was US$ 7.229 billion in 2016, increasing by US$ 6.277 billion (559%) from the US$ 952 million recorded in 2015. Sales volumes of iron ore fines increased 5%, from 276.4 Mt in 2015 to 289.9 Mt in 2016, as a result of the better operational performance in the Northern System. Vale’s realized CFR/FOB wmt price for iron ore fines (ex-ROM) increased US$ 9.8/wmt, from US$ 44.6/wmt in 2015 to US$ 54.4/wmt in 2016, while average Platts IODEX 62% increased US$ 3.0/dmt, mainly due to marketing and commercial initiatives, the positive impact of the different pricing systems and the increase in the Northern System sales volumes. C1 cash cost FOB port per metric ton of iron ore fines in BRL reduced by 7% to R$ 45.9/t in 2016 vs. R$ 49.3/t in 2015, despite inflationary pressures of 6.3%6, mainly due to improvements in operational performance and ongoing cost-cutting initiatives. Unit maritime freight cost per iron ore metric ton was US$ 12.2/t in 2016, US$ 3.8/t lower than the US$ 16.0/t recorded in 2015, mainly due to the lower bunker oil prices (US$ 1.7/t) and the lower spot freight rates (US$ 0.7/t). Iron ore fines and pellets EBITDA break-even, measured by unit cash costs and expenses on a landed-in-China basis7, decreased US$ 5.7/dmt8 to US$ 28.9/dmt in 2016 when compared to 2015. Quarterly EBITDA from the Ferrous Minerals business segment increased 65% in 4Q16 vs. 3Q16, mainly driven by higher realized prices and higher sales volumes Adjusted EBITDA for Ferrous Minerals was US$ 4.109 billion in 4Q16, US$ 1.616 billion higher than the US$ 2.493 billion achieved in 3Q16, mainly as a result of higher realized prices (US$ 1.647 billion) and higher sales volumes (US$ 247 million), which were partly offset by higher costs and expenses9 (US$ 354 million). Adjusted EBITDA per ton for iron ore fines was US$ 42.2/t in 4Q16, 58% higher than the US$ 26.8/t recorded in 3Q16, mainly as a result of higher CFR/FOB wmt price. 6 IPCA 2016. 7 Adjusted for quality, pellet margins differential and moisture, excluding ROM 8 Dry metric ton. 9 After adjusting for the effects of higher sales volumes and exchange rate variations . 6

Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) increased 36.5% (US$ 18.6/t) from US$ 50.9/t in 3Q16 to US$ 69.5/t in 4Q1610, while average Platts IODEX 62% increased 20.8% in 4Q16 vs. 3Q16, mainly due to the positive impacts of Vale’s provisional pricing system. C1 cash cost FOB port per metric ton for iron ore fines ex-royalties increased US$1.4/t, from the US$ 13.0/t recorded in 3Q16 to US$ 14.4/t in 4Q16, mainly as a result of non-recurring events (US$ 0.9/t) such as: the adjustments in inventory, the collective bargaining agreement with employees in Brazil and the provision for profit sharing, which was impacted by the sharp increase of commodity prices at the end of the year, leading to a much higher provision in comparison to previous quarters. Unit maritime freight cost per iron ore metric ton was US$ 13.2/t in 4Q16, US$ 1.2/t higher than in 3Q16, mainly due to the negative impacts of: (i) higher bunker oil prices (US$ 0.5/t); (ii) higher spot freight rates (US$ 0.2/t); (iii) higher costs on the freight contracted to replace the transportation capacity of the vessels sold11 (US$ 0.2/t). EBITDA from the Base Metals business segment increased significantly in 2016 as a result of lower costs and expenses despite lower prices Adjusted EBITDA for Base Metals was US$ 1.848 billion in 2016, US$ 460 million higher than the US$ 1.388 billion in recorded in 2015, positively impacted by lower costs and expenses (US$ 618 million), higher volumes (US$ 148 million) and favorable exchange rate variations (US$ 126 million), which were partially offset by lower base metals prices (US$ 431 million). Base Metals realized prices were severely impacted by the decrease in nickel and copper LME prices, which decreased by 19% and 11%, respectively, in 2016 vs. 2015. Salobo’s EBITDA totaled US$ 736 million12 in 2016, increasing US$ 135 million vs. 2015, mainly due to higher volumes13 (US$ 92 million). Salobo achieved a yearly production record of 175,900 t in 2016 after completing its ramp-up and reaching nominal capacity as of September 2016. 10 After adjusting for moisture and the effect of FOB sales, which accounted for 32% of the total sales volumes in 4Q16 . 11 Three Valemax were sold in August 2016 and two capesizes in December 2016, with the remaining two capsizes delivered to new ship owners in January 2017. 12 Including US$ 150 million from the goldstream transaction. 13 Including by products. 7

Adjusted EBITDA for VNC totaled negative US$ 169 million in 2016 improving by US$ 240 million when compared to the negative US$ 409 million in 2015, in spite of the 19% decline in nickel price. VNC’s unit cost net of by-product credits reached US$ 11,017/t at the end of 2016 compared to US$ 17,380/t by the end of 2015. Quarterly EBITDA from the Base Metals business segment increased with higher nickel and copper prices Adjusted EBITDA was US$ 543 million in 4Q16, increasing US$ 93 million vs. 3Q1614, as a result of higher prices (US$ 123 million) and exchange rate variation (US$ 17 million), which were partially offset by higher costs15 (US$ 21 million) and SG&A expenses (US$ 13 million). Salobo’s EBITDA was US$ 203 million increasing US$ 72 million vs 3Q16 (excluding the US$ 150 million impact from the goldstream transaction in 3Q16), mainly due to lower costs and expenses (US$ 31 million), higher prices (US$ 27 million) and higher volumes (US$ 11 million). Salobo achieved a quarterly production record of 49,800 t in 3Q16 and a monthly production record of 17,500 t in December 2016. VNC's EBITDA was negative US$ 32 million, improving compared to the negative US$ 39 million in 3Q16, as a result of lower costs. VNC’s unit cost net of by-product credits reached US$ 11,017/t in 4Q16 vs.12,425/t in 3Q16, reflecting lower maintenance costs of US$ 11 million in 4Q16. EBITDA from Coal improved significantly in 2016, with the EBITDA of coal shipped through the Nacala port reaching US$ 110 million Adjusted EBITDA for the Coal business segment improved significantly to negative US$ 54 million in 2016 from negative US$ 508 million in 2015, as a result of the ramp-ups of the Nacala Logistics Corridor and the Moatize II plant and the strong increase in coal prices. Adjusted EBITDA of coal shipped through the Nacala port reached US$ 110 million in 2016. 14 3Q16 net of the one-off positive effect of the goldstream transaction (US$ 150 million). 15 After adjusting for impacts of volumes. 8

Railed volume in Mozambique reached 8.8 Mt in 2016, being 113% higher than the 4.1 Mt recorded in 2015, and shipped volume totaled 8.7 Mt in 2016, being 136% higher than the 3.7 Mt recorded in 2015, as a result of the ramp-up of the Nacala Logistics Corridor. Quarterly EBITDA from Coal improved significantly to US$ 156 million in 4Q16, as a result of higher coal prices Adjusted EBITDA for the Coal business segment improved significantly to US$ 156 million in 4Q16 from negative US$ 7 million in 3Q16. The EBITDA increase of US$ 163 million was mainly driven by the positive impacts of higher sales prices (US$ 200 million) which were partially offset by higher costs and expenses16 (US$ 43 million), mainly in Carborough Downs (US$ 34 million). Sales volumes of metallurgical coal totaled 1.38 Mt in 4Q16, increasing 19.6% vs. 3Q16, as a result of the ramp-up of Moatize II, while sales volumes of thermal coal totaled 1.12 Mt in 4Q16, 11.9% lower than in 3Q16, as a result of the increase in the metallurgical coal volume transported through the Nacala Logistics Corridor with the ramp-up of Moatize II. The metallurgical coal realized price17 increased 138% to US$ 217.01/t in 4Q16 from the US$ 91.04/t recorded in 3Q16, as a result of the significant increase of metallurgical coal prices and the higher sales volumes based on index linked prices. Production cost per ton of coal shipped through the Nacala port18 increased 11% to US$ 97.8/t in 4Q16 from US$ 87.3/t in 3Q16, as a result of the constraint on explosives supply for blasting, which impacted production volumes and the dilution of fixed costs. The supply of explosives was reestablished and operational performance improved since then, with production totaling 0.6 Mt in December 2016 and reaching the monthly record of 0.8 Mt in January 2017. Production cost per ton of coal shipped through the Nacala port19 decreased by US$ 21.0/t to US$ 76.8/t in January 2017, compared to the US$ 97.8/t recorded in 4Q16, as a result of the growing production and the ramp-up of the Nacala Logistics Corridor. 16 After adjusting for the impacts of volumes and exchange rate variation. 17 Including Moatize coking coal products and Carborough Downs hard coking coal . 18 FOB cash cost at the port (mine, plant, railroad and port). 19 FOB cash cost at the port (mine, plant, railroad and port). 9

Selected financial indicators including Fertilizers Net operating revenues 29,363 25,609 37,539 46,767 47,694 Adjusted EBIT 8,150 2,734 8,497 17,576 14,430 Adjusted EBITDA 12,181 7,081 13,353 22,560 19,178 Net income (loss) 3,982 (12,129) 657 585 5,197 Underlying earnings per share on a fully diluted basis (US$ / share) 0.96 -0.33 0.86 2.38 2.03 Cash and cash equivalent 4,280 3,619 4,122 5,324 6,078 Total gross debt/ adjusted EBITDA (x) 2.4 4.1 2.2 1.3 1.6 Net operating revenues 9,694 7,324 5,899 Adjusted EBIT 3,597 2,059 320 Adjusted EBITDA 4,770 3,023 1,391 Net income (loss) 525 575 (8,569) Underlying earnings per share on a fully diluted basis (US$ / share) 0.53 0.19 -0.20 Selected financial indicators ex-Fertilizers Net operating revenues 27,488 23,384 35,124 43,953 42,983 Adjusted EBIT 8,292 2,477 17,717 14,915 14,307 Adjusted EBITDA 11,972 6,516 13,075 22,614 18,341 10 Adjusted EBIT margin (%)30.210.650.433.933.3 Total costs and expenses19,19620,90726,48625,89229,212 US$ million20162015201420132012 Capital expenditures1,4081,2572,193 Underlying earnings2,717954(1,032) Adjusted EBITDA margin (%)49.241.323.6 Adjusted EBIT margin (%)37.128.15.4 Total costs and expenses6,0975,2645,579 US$ million4Q163Q164Q15 Capital expenditures5,4828,40111,97914,2338,401 Total Net Debt25,07525,23424,68524,33124,468 Total gross debt29,35528,85328,80729,65530,546 Underlying earnings4,968(1,698)4,41912,26910,365 Adjusted EBITDA margin (%)41.527.735.648.240.2 Adjusted EBIT margin (%)3.610.722.637.630.3 Total costs and expenses21,21322,87529,04229,19132,615 US$ million20162015201420132012 Discontinued operations (Fertilizers assets) In December 2016, the Company entered into an agreement with The Mosaic Company (Mosaic) to sell (i) the phosphate assets located in Brazil, except those related to nitrogen assets located in Cubatão (Brazil); (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potash assets located in Brazil; and (iv) the potash projects in Canada. Considering the expectation to sell all the Fertilizers assets in the short term, Vale will report on its Financial Statements operational and financial results all together for the Fertilizers segment in the income statements under ‘loss from discontinued operations attributable to Vale’s stockholder’. For comparison purposes, all analysis presented on this report includes the Fertilizers numbers, however we also present the tables excluding the Fertilizers numbers in order to reconcile with the Financial Statements.

Net income (loss) 3,982 (12,129) 657 585 5,197 Underlying earnings per share on a fully diluted basis (US$ / share) 0.96 (0.33) 0.86 2.38 2.03 Cash and cash equivalent 4,280 3,619 4,122 5,324 6,078 Total gross debt/ adjusted EBITDA (x) 2.4 4.4 2.2 1.3 1.6 Net operating revenues 9,265 6,726 5,418 Adjusted EBIT 3,633 2,111 270 Adjusted EBITDA 4,722 2,964 1,274 Net income (loss) 525 575 (8,569) Underlying earnings per share on a fully diluted basis (US$ / share) 0.53 0.20 (0.20) 11 Capital expenditures1,3231,1572,097 Underlying earnings2,7171,029(1,032) Adjusted EBITDA margin (%)51.044.123.6 Adjusted EBIT margin (%)39.231.45.0 Total costs and expenses5,6324,6155,148 US$ million4Q163Q164Q15 Capital expenditures5,4828,40111,97914,50116,844 Total Net Debt25,04225,23424,68524,33124,468 Total gross debt29,32228,85328,80729,65530,546 Underlying earnings4,968(1,698)4,41912,26910,365 Adjusted EBITDA margin (%)43.527.937.251.542.7

Operating revenues Net operating revenues in 2016 were US$ 29.363 billion, 14.7% higher than the US$ 25.609 billion registered in 2015. The increase in sales revenues was mainly due to higher realized prices of iron ore fines and pellets (US$ 2.966 billion) and higher volumes of iron ore fines and pellets (US$ 715 million) and base metals (US$ 407 million), being partially offset by lower base metals prices (US$ 431 million). Net operating revenues in 4Q16 were US$ 9.694 billion, 32.4% higher than in 3Q16. The increase in sales revenues was mainly due to higher sales prices for iron ore fines and pellets (US$ 1.613 billion), for coal (US$ 197 million) and for base metals (US$ 123 million), and due to higher sales volumes for ferrous minerals (US$ 441 million), for base metals (US$ 58 million) and for coal (US$ 13 million). The following tables cover net operating revenues by destination and by business area, with the following highlights: Revenues by destination20: increase in sales to Asia, which responded for 61.4% of total net revenues in 2016. Contribution by business segment21: (i) the increase in the Ferrous Minerals business segment share in Vale’s net operating revenue to 74.0% in 2016 from 70.8% in 2015; and (ii) the decrease the in Base Metals business segment operating revenues to 22.3% in 2016 from 26.4% in 2015. share in Vale’s net Net operating revenue by destination North America 647 542 447 2,186 8.0 1,978 8.5 Canada 310 303 279 1,172 4.3 1,123 4.8 South America 713 638 456 2,411 8.8 2,393 10.2 Others 86 81 83 345 1.3 376 1.6 China 4,685 2,909 2,180 12,747 46.4 9,095 38.9 South Korea 224 270 186 880 3.2 791 3.4 Europe 1,497 1,125 1,114 4,649 16.9 4,529 19.4 Italy 85 110 111 435 1.6 461 2.0 Middle East 338 236 170 967 3.5 969 4.1 Fertilizer nutrients 429 598 481 1,875 2,225 20 Excluding Fertilizer nutrients 21 Excluding Fertilizer nutrients 12 Rest of the World173115664001.52210.9 Total9,2656,7265,41827,488100.023,384100.0 Others9976896502,83410.32,63511.3 Germany4153263531,3795.01,4336.1 Others4764093401,5105.51,4496.2 Japan5134834601,7416.31,9598.4 Asia5,8984,0703,16616,87861.413,29456.8 Brazil6275573732,0647.52,0178.6 Mexico9(0)-9---USA3282391681,0053.78553.7 US$ million4Q163Q164Q152016%2015%

Net operating revenues by destination in 201622 Net operating revenue by business area Ferrous minerals 7,047 4,959 3,830 20,351 74.0 16,562 70.8 ROM 28 4 13 41 0.1 102 0.4 Manganese ore 87 51 4 205 0.7 100 0.4 Others 109 106 79 397 1.4 368 1.6 Metallurgical coal 300 105 98 587 2.1 479 2.0 Base metals 1,760 1,579 1,458 6,139 22.3 6,163 26.4 Copper 585 452 413 1,915 7.0 1,720 7.4 Gold as by-product 164 179 122 627 2.3 477 2.0 Others 53 38 37 154 0.6 119 0.5 Fertilizer nutrients 429 597 481 1,875 2,225 22 Excluding Fertilizer nutrients 13 Total including Fertilizers9,6947,3235,89929,36325,609 Others8225221600.61330.6 Total9,2656,7265,41827,488100.023,384100.0 Silver as by-product1398420.2310.1 PGMs52104963511.34041.7 Nickel8947977823,05011.13,41214.6 Thermal coal7658102520.9470.2 Coal3761631088393.15262.2 Ferroalloys30259960.4620.3 Pellets1,2179917803,82913.93,60015.4 Iron ore fines5,5763,7822,94515,78357.412,33052.7 US$ million4Q163Q164Q152016%2015% Total including Fertilizers9,6947,3245,89929,36325,609

Costs and expenses ANNUAL PERFORMANCE Costs and expenses, net of depreciation, decreased by US$ 1.841 billion23 to US$ 17.379 billion in 2016, mainly due to: (i) the impact of exchange rate variations in COGS and SG&A (US$ 399 million), (ii) cost savings initiatives (US$ 1.623 billion) and (iii) the reduction in expenses (US$ 387 million). These reductions were partially offset by higher sales volumes (US$ 942 million). QUARTERLY PERFORMANCE Costs and expenses, net of depreciation charges, totaled US$ 5.003 billion in 4Q16, increasing from the US$ 4.301 billion in 3Q16, impacted by higher costs (US$ 362 million) and higher expenses (US$ 255 million)24. The increase was driven mainly by the collective bargaining agreement settled with employees in Brazil and by a higher provision for profit sharing, which is calculated by a parametric formula linked to Vale’s cash flow generation. Costs and expenses including Fertilizers Costs 5,538 4,955 5,119 19,537 20,513 Depreciation 1,094 963 984 3,834 4,029 Costs and expenses ex-Fertilizers Costs 5,103 4,345 4,733 17,650 18,751 Depreciation 1,011 853 917 3,487 3,719 23 Net of the effects: (i) of the goldstream transaction recorded in 1Q15 (US$ 230 million) , (ii) the goldstream transaction in 3Q16 (US$ 150 million); (iii) of the adjustment in the Asset Retirement Obligations (ARO) recorded in 4Q15 ( US$ 331 million) and (iv) the ARO recorded in 4Q16 (US$ 37 million). 24 Net of the positive one-off effects from the goldstream transaction (US$ 150 million) in 3Q16 and the adjustm ent in ARO (US$ 37 million) in 4Q16. 14 Costs and expenses ex-depreciation4,6213,7624,23115,70917,188 Expenses5292704151,5462,156 Total costs and expenses5,6324,6155,14819,19620,907 US$ million4Q163Q164Q1520162015 Costs and expenses ex-depreciation5,0034,3014,59517,37918,846 Expenses5593094601,6762,362 Total costs and expenses6,0975,2645,57921,21322,875 US$ million4Q163Q164Q1520162015

Cost of Goods Sold (COGS) ANNUAL PERFORMANCE COGS25 totaled US$ 19.537 billion in 2016, decreasing US$ 976 million vs. the US$ 20.513 billion recorded in 2015, despite the increase in sales volumes in iron ore fines, pellets, base metals and coal in 2016. Ferrous Minerals costs decreased by US$ 1.137 billion and Base Metals costs decreased by US$ 166 million26 2016 vs. 2015. After adjusting for the effects of higher sales volumes, costs decreased by US$ 2.074 billion in 2016 vs. 2015. Lower costs were mostly driven by the positive results of cost reduction initiatives (US$ 1.576 billion) and exchange rate variations (US$ 498 million), especially in the Ferrous Minerals business segment (US$ 1.374 billion), mainly driven by improvements in operational and other ongoing cost-cutting initiatives. QUARTERLY PERFORMANCE COGS totaled US$ 5.538 billion in 4Q16, increasing US$ 583 million from the US$ 4.955 billion recorded in 3Q16, as a result of higher costs of iron ore (US$ 303 million) and coal (US$ 93 million) and higher sales volumes (US$ 141 million), which were partially offset by the exchange rate variations27 (US$ 58 million). The increase was mainly driven by the collective bargaining agreement settled with employees in Brazil, which led to an increase in wages. Further details regarding cost performance are provided in the “Performance of the Business Segments” section. COGS by business segment Ferrous minerals 3,213 2,663 2,846 10,623 60.2 11,759 62.7 Coal 292 190 296 1,057 6.0 977 5.2 Depreciation, ex fertilizers 952 790 808 3,267 - 3,235 - fertilizers Fertilizers 435 610 386 1,887 - 1,763 - Depreciation including Fertilizers 1,032 899 875 3,609 - 3,529 - 25 COGS currency exposure in 2016 was made up as follows: 55% Brazilian Reais, 29% US dollar, 12% Canadian dollar,1% Australian dollar and 3% other currencies. 26 Includes effects of volume and exchange rate. 27 COGS currency exposure in 4Q16 was as follows: 54% BRL , 31% USD, 12% CAD, 2% EUR and 1% others. 15 COGS, ex-depreciation4,5064,0564,24415,928-16,984-Total COGS5,5384,9555,11919,537-20,513-COGS, ex-depreciation, ex-4,1513,5553,92514,383-15,515-Other products10063402731.61510.8 Total COGS, ex fertilizers5,1034,3454,73317,650100.018,750100.0 Base metals1,4981,4291,5515,69732.35,86331.3 US$ million4Q163Q164Q152016%2015%

Expenses ANNUAL PERFORMANCE Total expenses decreased to US$ 1.676 billion in 2016 from the US$ 2.362 billion recorded in 2015, mainly due to a reduction in pre-operating expenses (US$ 556 million) and SG&A (US$ 89 million). After deducting: (i) the positive one-off effects of US$ 230 million and US$ 150 million from the goldstream transactions recorded in 1Q15 and 3Q16, respectively, and (ii) adjusting for the Asset Retirement Obligations (ARO) of US$ 331 million and US$ 37 million recorded in 4Q15 and 4Q16, respectively, expenses decreased by US$ 1.060 billion, a reduction of 36.3%. SG&A totaled US$ 563 million in 2016, representing a 13.7% decrease from the US$ 652 million recorded in 2015. SG&A net of depreciation was US$ 439 million in 2016 and decreased by US$ 80 million when compared to 2015, as a result of the simplification of corporate functions (US$ 36 million), lower expenses with corporate services (US$ 33 million) and the depreciation of the BRL and of the CAD (US$ 19 million). R&D expenses totaled US$ 341 million in 2016, representing a 28.5% decrease from the US$ 477 million recorded in 2015. R&D expenses were mostly concentrated in iron ore and pellets (US$ 106 million) and nickel (US$ 83 million). Pre-operating and stoppage expenses totaled US$ 471 million in 2016, representing a 54.1% decrease from the US$ 1.027 billion recorded in 2015. Pre-operating and stoppage expenses net of depreciation were US$ 359 million in 2016 and decreased by US$ 353 million when compared to 2015, as a result of no longer allocating VNC’s and Serra Leste’s costs to pre-operating expenses, amounting to US$ 287 million and US$ 24 million, respectively. Other operating expenses28 totaled US$ 488 million in 2016, representing a 36.4% decrease from the US$ 767 million recorded in 2015, as a result of lower provisions. QUARTERLY PERFORMANCE Total expenses increased from US$ 459 million29 in 3Q16 to US$ 522 million30 in 4Q16, mainly due to the higher other expenses (US$ 95 million) and higher R&D expenses (US$ 33 million). 28 After deducting the positive one -off effects of US$ 230 million and US$ 150 million from the goldstream transaction recorded in 1Q15 and in 3Q16, respectively, and also the US$ 331 million and US$ 37 million from the ARO adjustments recorded in 4Q15 and in 4Q16, respectively . 29 Net of the one-off effects of US$ 150 million from the goldstream transaction recorded in 3Q16. 30 Net of the one-off effects of US$ 37 million of ARO in 4Q16. 16

SG&A totaled US$ 151 million in 4Q16, US$ 2 million lower than in 3Q16. SG&A, net of depreciation, was US$ 120 million, increasing US$ 4 million in 4Q16 vs. 3Q16, mainly as a result of higher services expenses (US$ 8 million). R&D expenses totaled US$ 118 million in 4Q16, representing a 38.8% increase from the US$ 85 million recorded in 3Q16, following the usual seasonality, and in line with the US$ 119 million recorded in 4Q15. R&D expenses relate mostly to iron ore and pellets (US$ 45 million) and nickel (US$ 22 million). Pre-operating and stoppage expenses totaled US$ 133 million in 4Q16, representing a 9.0% increase from the US$ 122 million recorded in 3Q16, mainly driven by higher Long Harbour expenses (US$ 8 million). Other operating expenses were US$ 194 million31 in 4Q16, increasing by US$ 95 million when compared to the US$ 99 million32 in 3Q16, mainly due to a higher provision for profit sharing (US$ 38 million) for administrative employees. Expenses, including Fertilizers 603 Administrative 136 150 30.2 25.5 113 Services 27 80 19 33 4.8 4.8 90 Others 12 19 24 4.2 3.8 VNC - - 93 - - 340 14.4 S11D 34 28 14 95 5.7 52 2.2 241 Others 52 185 54 70 8.6 16.3 500 Depreciation 62 225 65 109 ¹ Includes US $ 30 m illion of de preciation charges in 4Q1 6, US $ 27 m illion in 3Q1 6 ,US $ 67 m illion in 4Q15, US $ 111 m illion in 201 6 and US $ 314 m illion in 20 15 31 Net of the US$ 37 million of the ARO. 32 Net of the effect of the goldstream transaction of US$ 150 million in 3Q16. 17 Expenses ex-depreciation497 244351 1.451 1,862 Other operating expenses157 -51-64 301 18.02068.7 Total Expenses559 309460 1,676 100.02,362100.0 Moatize-114113.1632.7 Long Harbour47394718010.71888.0 Selling12 1717 57 3.4492.1 R&D118 85119 341 20.347720.2 Pre-operating and stoppage expenses¹133 122238 471 28.11,02743.5 Depreciation31 3738 124 7.41335.6 Personnel61 6155 231 13.826711.3 US$ million4Q163Q164Q152016%2015% SG&A ex-depreciation120 116129 439 519 SG&A151 153167 563 33.665227.6

SG&A totaled US$ 151 million in 4Q16, US$ 2 million lower than in 3Q16. SG&A, net of depreciation, was US$ 120 million, increasing US$ 4 million in 4Q16 vs. 3Q16, mainly as a result of higher services expenses (US$ 8 million).

R&D expenses totaled US$ 118 million in 4Q16, representing a 38.8% increase from the US$ 85 million recorded in 3Q16, following the usual seasonality, and in line with the US$ 119 million recorded in 4Q15. R&D expenses relate mostly to iron ore and pellets (US$ 45 million) and nickel (US$ 22 million).

Pre-operating and stoppage expenses totaled US$ 133 million in 4Q16, representing a 9.0% increase from the US$ 122 million recorded in 3Q16, mainly driven by higher Long Harbour expenses (US$ 8 million).

Other operating expenses were US$ 194 million[31] in 4Q16, increasing by US$ 95 million when compared to the US$ 99 million[32] in 3Q16, mainly due to a higher provision for profit sharing (US$ 38 million) for administrative employees.

Expenses, including Fertilizers

US$ million	4Q16	3Q16	4Q15	2016	%	2015	%
SG&A ex-depreciation	120	116	129	439		519	
SG&A	151	153	167	563	33.6	652	27.6
Administrative		136	150		30.2	603	25.5
Personnel	61	61	55	231	13.8	267	11.3
Services	27	19	33	80	4.8	113	4.8
Depreciation	31	37	38	124	7.4	133	5.6
Others	12	19	24		4.2	90	3.8
Selling	12	17	17	57	3.4	49	2.1
R&D	118	85	119	341	20.3	477	20.2
Pre-operating and stoppage expenses¹	133	122	238	471	28.1	1,027	43.5
VNC	-	-	93	-	-	340	14.4
Long Harbour	47	39	47	180	10.7	188	8.0
S11D	34	28	14	95	5.7	52	2.2
Moatize	-	1	14	11	3.1	63	2.7
Others	52	54	70	185	8.6	241	16.3
Other operating expenses	157	-51	-64	301	18.0	206	8.7
Total Expenses	559	309	460	1,676	100.0	2,362	100.0
Depreciation	62	65	109	225		500	
Expenses ex-depreciation	497	244	351	1.451		1,862	

¹ Includes US$ 30 million of depreciation charges in 4Q16, US$ 27 million in 3Q16,US$ 67 million in 4Q15, US$ 111 million in 2016 and US$ 314 million in 2015

[31] Net of the US$ 37 million of the ARO.

[32] Net of the effect of the goldstream transaction of US$ 150 million in 3Q16.

17

Adjusted earnings before interest, taxes, depreciation and amortization33 ANNUAL PERFORMANCE Adjusted EBITDA was US$ 12.181 billion34 in 2016, 72.0% higher than in 2015 mainly as a result of improvements in the Ferrous Minerals EBITDA (US$ 4.577 billion), Base Metals EBITDA (US$ 460 million) and Coal EBITDA (US$ 454 million). Adjusted EBITDA margin was 41.5% in 2016, improving from the 27.7% recorded in 2015. Adjusted EBIT was US$ 8.150 billion in 2016, 198.1% higher than in 2015. QUARTERLY PERFORMANCE Adjusted EBITDA was US$ 4.770 billion in 4Q16, 57.8% higher than in 3Q16 mainly as a result of improvements in the Ferrous Minerals EBITDA (US$ 1.616 billion) and Coal EBITDA (US$ 163 million) which were partially offset by the decrease in Base Metals EBITDA (US$ 57 million35). Adjusted EBITDA margin was 49.2% in 4Q16, improving from the 41.3% recorded in 3Q16. Adjusted EBIT was US$ 3.597 billion in 4Q16, 74.7% higher than in 3Q16. Adjusted EBITDA including Fertilizers 9,694 7,323 5,899 29,363 25,609 Net operating revenues (151) (153) (167) (563) (652) SG&A (133) (122) (238) (471) (1,027) Pre-operating and stoppage expenses 1,094 963 984 3,834 4,029 Depreciation, amortization & depletion 33 Net revenues less costs and expenses net of depreciation plus dividends received. 34 Including US$ 150 million from the goldstream transaction. 35 Including US$ 150 million from the goldstream transaction in 3Q16. 19 Dividends received 79087197318 Adjusted EBITDA 4,7703,0221,39112,1817,081 Other operational expenses (157)5164(301)(206) Adjusted EBIT 3,5972,0593208,1502,734 Research and development (118)(85)(119)(341)(477) COGS (5,538)(4,955)(5,119)(19,537)(20,513) US$ million4Q163Q164Q1520162015

Adjusted earnings before interest, taxes, depreciation and amortization[33]

ANNUAL PERFORMANCE

Adjusted EBITDA was US$ 12.181 billion[34] in 2016, 72.0% higher than in 2015 mainly as a result of improvements in the Ferrous Minerals EBITDA (US$ 4.577 billion), Base Metals EBITDA (US$ 460 million) and Coal EBITDA (US$ 454 million). Adjusted EBITDA margin was 41.5% in 2016, improving from the 27.7% recorded in 2015.

Adjusted EBIT was US$ 8.150 billion in 2016, 198.1% higher than in 2015.

QUARTERLY PERFORMANCE

Adjusted EBITDA was US$ 4.770 billion in 4Q16, 57.8% higher than in 3Q16 mainly as a result of improvements in the Ferrous Minerals EBITDA (US$ 1.616 billion) and Coal EBITDA (US$ 163 million) which were partially offset by the decrease in Base Metals EBITDA (US$ 57 million[35]). Adjusted EBITDA margin was 49.2% in 4Q16, improving from the 41.3% recorded in 3Q16.

Adjusted EBIT was US$ 3.597 billion in 4Q16, 74.7% higher than in 3Q16.

Adjusted EBITDA including Fertilizers

US$ million	4Q16	3Q16	4Q15	2016	2015
Net operating revenues	9,694	7,323	5,899	29,363	25,609
COGS	(5,538)	(4,955)	(5,119)	(19,537)	(20,513)
SG&A	(151)	(153)	(167)	(563)	(652)
Research and development	(118)	(85)	(119)	(341)	(477)
Pre-operating and stoppage expenses	(133)	(122)	(238)	(471)	(1,027)
Other operational expenses	(157)	51	64	(301)	(206)
Adjusted EBIT	**3,597**	**2,059**	**320**	**8,150**	**2,734**
Depreciation, amortization & depletion	1,094	963	984	3,834	4,029
Dividends received	79	0	87	197	318
Adjusted EBITDA	**4,770**	**3,022**	**1,391**	**12,181**	**7,081**

[33] Net revenues less costs and expenses net of depreciation plus dividends received.

[34] Including US$ 150 million from the goldstream transaction.

[35] Including US$ 150 million from the goldstream transaction in 3Q16.

19

VALE

Net income ANNUAL PERFORMANCE Net income totaled US$ 3.982 billion in 2016 vs. a net loss of US$ 12.129 billion in 2015. The US$ 16.111 billion increase was mostly driven by: (i) higher EBITDA (US$ 5.100 billion), (ii) higher gains on foreign exchange and monetary variation (US$ 10.629 billion), and (iii) lower impairment of non-current assets and onerous contracts (US$ 6.014 billion). This increase was partially offset by higher taxes (US$ 7.251 billion) due to net earnings generated in the period as opposed to the losses in 2015. Underlying earnings were a positive US$ 4.968 billion in 2016 mainly after the adjustments for (i) the impact of impairment of non-current assets and onerous contracts (US$ 2.912 billion), and (ii) other results on the sale or write-off of investments from associates and joint ventures (US$ 1.220 billion). The increase on exchange (US$ 3.307 billion). underlying earnings was partly offset by foreign Underlying earnings Underlying earnings 2,717 954 (1,033) 4,968 (1,698) Impairment of non-current assets and onerous contracts (2,912) - (9,372) (2,912) (9,372) Result on measurement or sale of non-current assets 29 (29) (29) (66) 61 associates Shareholders Debentures (167) (48) 252 (417) 963 Monetary variation (53) 2 (81) (158) (316) Other financial results 14 (55) (80) (85) (69) Tax effects of Impairment 833 - 1,164 833 1,164 Impairments of non-current assets and onerous contracts caused non-cash losses of US$ 2.912 billion in 2016 vs US$ 8.926 billion in 2015. In 2016, impairments were mainly driven by the impact of: (i) the agreement to sell certain Fertilizers assets for US$ 2.5 billion announced in December 2016 (US$ 1.738 billion); (ii) lower prices projections for certain products, which reduced the recoverable values of VNL (US$ 631 million) and VNC (US$ 284 million) assets, and (iii) the provision related to contracts with minimum guaranteed volume for port services in the Midwestern system (US$ 183 million) and for manganese ore supply (US$ 74 million), which were partially offset by the impairment reversal driven by the impact of the decision to re-start the São Luís pellet plant at the beginning of 2018 (US$ 160 million). 21 Income tax over excluded items34163(360)(1,226)2,717 Net Income (loss)525575(8,569)3,982(12,129) Gain (loss) on sale of investments----97 Currency and interest rate swaps38(49)715958(1,502) Foreign Exchange66(330)2553,307(7,164) Other results in investments from joint controlled and(74)(33)-(1,220)-Reversal of Deferred Income tax----2,990 Items excluded from basic earnings US$ million4Q163Q164Q1520162015 onerous contracts in impairments US$ million assets in 2016 Port services in Midwestern system - 183 - Pellets plants (160) - 160 Coal assets in Australia 27 - 43 Vale New Caledonia (VNC) 284 - 3,368 Fertilizers 1,738 - 2,694 Net financial results showed a gain of US$ 1.863 billion in 2016, compared to a loss of US$ 10.801 billion in 2015. The main components of the net financial results are: (i) financial expenses (US$ 2.727 billion); (ii) financial revenues (US$ 185 million); (iii) foreign exchange and monetary gains (US$ 3.307 billion); (iv) currency and interest rate swaps gains (US$ 959 million) and (v) gains on other derivatives (US$ 297 million), composed mainly of bunker oil derivative gains of US$ 268 million. Financial results including Fertilizers (771) (715) (326) (2,727) (1,112) Financial expenses 91 172 193 653 761 Capitalization of interest (167) (48) 254 (417) 965 Shareholder debentures (127) (144) (121) (514) (547) Financial expenses (REFIS) 96 (39) 427 1,256 (2,477) Derivatives¹ 57 10 (288) 297 (975) Others² (bunker oil, commodities, etc) (53) 2 (81) (158) (316) Monetary variation ¹The net derivatives losses of US $ 96 m illion in 4Q16 are com prised of settlem ent losses of US $ 548 m illion a nd m ark -to-m arket gains of US $ 64 4 million. ² Other derivatives include m ainly bunker oil derivatives gains of US $ 141 m illion 22 Financial result, net (606)(1,047)3531,863(10,801) Foreign Exchange 66(330)2553,307(7,164) Currency and interest rate swaps 39(49)715959(1,502) Financial income 563578185268 Others (142)(225)(212)(668)(580) Tax and labor contingencies 15(4)(18)(10)(59) Gross interest (441)(466)(422)(1,771)(1,652) US$ million4Q163Q164Q1520162015 Others135 Total2,6552578,180 Vale Newfoundland and Labrador (VNL)631-1,915 Total ex-Fertilizers7822575,486 Base Metals Coal Manganese ore supply74 Impairment on continuous operationsImpairments onRecognition onBook Value after 2016Dec 31, 2016 Ferrous Minerals

Financial results ex-Fertilizers Financial expenses (762) (704) (314) (2,677) (1,068) Capitalization of interest 91 172 193 653 761 Shareholder debentures (167) (48) 254 (417) 965 Financial expenses (REFIS) (127) (144) (121) (514) (547) Derivatives¹ 96 (39) 427 1,256 (2,477) Others² (bunker oil, commodities, etc) 57 10 (288) 297 (975) Monetary variation (53) 2 (81) (158) (316) ¹The n et derivatives gains of US $ 96 m illion in 4Q16 are com prised of settlem ent losses of US $ 548 m illion a nd m ark -to-m arket gains of US $ 64 4 million. ² Other derivatives include m ainly bunker oil derivatives gains of US $ 141 m illion Income tax and social contribution expense totaled US$ 2.151 billion in 2016, representing an effective tax rate of 35%, due to unrecognized tax on current year losses (US$ 713 million), mainly in Mozambique and New Caledonia. After excluding the effects of the unrecognized tax on current year losses, effective tax rate was 26%. Income tax and social contribution expense ex-Fertilizers Income before tax 6,127 7,984 Results of Equity investments 108 (1%) 108 (1%) Undeductible impairment (97) 2% (97) 1% QUARTERLY PERFORMANCE Net income totaled US$ 525 million in 4Q16 vs. US$ 575 million in 3Q16, decreasing by US$ 50 million, mainly as a result of the negative impact of impairment of non-current assets and onerous contracts (US$ 2.912 billion), which were partially offset by the positive impact of higher EBITDA (US$ 1.151 billion). Underlying earnings were a positive US$ 2.717 billion in 4Q16 after excluding the one-off effects, mainly the impairment of non-current assets and onerous contracts (US$ 2.912 billion). Net financial results showed a loss of US$ 606 million in 4Q16, compared to a loss of US$ 1.047 billion in 3Q16. The main components of net financial results are: (i) financial expenses (US$ 771 million); (ii) financial revenues (US$ 56 million); (iii) foreign exchange and monetary losses (US$ 13 million); (iv) currency and interest rate swap gains (US$ 39 million) and (v) 23 Other non-taxable gains (losses)203(3%)200(3%) Income tax and social contribution expense2,15135%2,78135% Unrecognized tax on current year losses(713)12%(708)9% Income tax(2,083)34%(2,715)34% Adjustments to derive effective tax rate: Tax benefits and incentives431(5%)431(5%) US$ million2016%2016% Financial result, net(603)(1,040)3561,843(10,654) Foreign Exchange64(330)2533,252(7,044) Currency and interest rate swaps39(49)715959(1,502) Financial income523171170251 Others(133)(215)(202)(621)(541) Tax and labor contingencies15(4)(18)(10)(59) Gross interest(441)(465)(420)(1,768)(1,647) US$ million4Q163Q164Q1520162015 gains on other derivatives (US$ 24 million), composed mainly of bunker oil derivatives gains of US$ 141 million. Equity income from affiliated companies ANNUAL PERFORMANCE Equity income from affiliated companies was a positive US$ 312 million in 2016 vs. a negative US$ 439 million recorded in 2015. The main contributors to equity income were the leased pelletizing companies in Tubarão (US$ 77 million), MRS (US$ 57 million), MRN (US$ 48 million), Aliança Geração Energia (US$ 46 million), CSI (US$ 32 million) and CSP (US$ 25 million). QUARTERLY PERFORMANCE Equity income from affiliated companies was a negative US$ 80 million in 4Q16 vs. a positive of US$ 46 million in 3Q16. The main negative contributor to equity income was CSP (US$ 152 million), which was partially offset by the positive contribution of the leased pelletizing companies in Tubarão (US$ 28 million), Aliança Geração Energia (US$ 13 million), CSI (US$ 12 million) and MRS (US$ 8 million). 24 accounting 25 The impact of bunker oil hedging on Vale’s financial performance Vale resumed hedging bunker oil price exposure due to the risk of increased oil prices in 2017. The new program was developed to protect results from extreme bunker oil price scenarios. To this end, Vale has contracted zero-cost collars to protect itself if bunker oil prices increase above the price of US$ 324/t, while relinquishing gains if bunker prices fall below US$ 213/t. Bunker oil hedge effects will also be recorded within Financial Results in the following quarters. The impact on the financial statements can be summarized as follows: (i) In 4Q16: a positive impact of US$ 141 million recognized in 4Q16 as financial results due to the net position of: (i) the positive impact of the mark-to-market of the open positions on December 31st, 2016 (US$ 116 million); and (ii) the positive impact of the settlements, which occurred in the quarter (US$ 25 million). (ii) In 1Q17 and subsequent quarters: financial results will be impacted by the changes in the mark-to-market of the outstanding derivative position at the end of each quarter and by the gains or losses related to the settlements recorded in each quarter. Concept Current impact Drivers of future impact Type of Instrument Impact of derivative position in P/L statement Impact incurred in 4Q16 P/L statement Bunker oil derivative outstanding position (,000 tons) Average strike price (US$/t) Call - Put Hedge Zero Cost Collar US$ 141 million increase in financial results Impact on financial results No 2,856 213 - 324

 26 Effects of currency price volatility on Vale’s financial performance ANNUAL PERFORMANCE In 2016, from end to end, the Brazilian Real (BRL) appreciated 17% against the US Dollar (USD) from BRL 3.90/ USD as of December 30th, 2015 to BRL 3.26/ USD as of December 30th, 2016. On an annual average, the exchange rate depreciated by 4%, from an average BRL 3.34/ USD in 2015 to an average BRL 3.48/USD in 2016. The end to end appreciation of the BRL against the USD and other currencies caused mainly non-cash gains of US$ 4.266 billion on our earnings before taxes in 2016, driven by its impact on: (i) The net position of the USD and other currency denominated liabilities and the USD and other currency denominated assets (accounts receivable and others) – which amounted to a gain of US$ 3.307 billion in 2016, recorded in the financial statements as "Foreign exchange". (ii) The changes in fair value and the settlements of the currency swaps from the BRL and other currencies to the USD, which caused one-off gains of US$ 959 million. The BRL depreciation on an annual average brought positive impacts to Vale’s cash flows. In 2016 most of our revenues were denominated in USD, while our COGS were 55% denominated in BRL, 29% in USD and 12% in Canadian dollars (CAD) and about 62% of our capital expenditures were denominated in BRL. The depreciation of the BRL and of other currencies in 2016 reduced our costs and expenses by US$ 399 million. QUARTERLY PERFORMANCE In 4Q16, from end to end, the Brazilian Real (BRL) depreciated 0.4% against the US Dollar (USD) from BRL 3.25/ USD as of September 30th, 2016 to BRL 3.26/ USD as of December 30th, 2016. On a quarterly average, the exchange rate depreciated by 1.5%, from an average BRL 3.25/ USD in 3Q16 to an average BRL 3.29/USD in 4Q16. The end to end depreciation of the BRL against the USD was not material, causing no relevant losses on Foreign exchange and currency swaps. The BRL depreciation on a quarterly average brought positive impacts on Vale’s cash flows. In 4Q16 most of our revenues were denominated in USD, while our COGS were 53% denominated in BRL, 31% in USD and 12% in Canadian dollars (CAD) and about 60% of our capital expenditures were denominated in BRL. The depreciation of the BRL and of other currencies in 4Q16 reduced our costs and expenses by US$ 46 million.

 27 Update on Samarco Mineração S.A. (Samarco) Framework Agreement Samarco and its shareholders, Vale and BHP Billiton Brasil Ltda (BHPB), entered into an Agreement in connection with the R$ 20.2 billion (US$ 6.2 billion) lawsuit (“Framework Agreement”) on March 2nd, 2016 with the Brazilian federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to implement the programs for remediation and compensation of the areas and communities affected by Samarco’s dam (Fundão) failure on November 5th, 2015. On June 24th, 2016, the Renova Foundation (“Foundation”) was constituted, under the Framework Agreement, to develop and implement the socioeconomic restoration and compensation programs. The Foundation began its operations in August of 2016. Update on programs for remediation and compensation Since the date of the dam failure, Samarco and its shareholders have disbursed the total amount of R$ 2.0 billion (US$ 614 million) to comply with the obligations under the Framework Agreement. The progress on the programs has been significant with the following highlights: Recuperation of affected communities and infrastructures o Each of the communities most severely affected by the dam failure (Bento Rodrigues, Paracatu de Baixo and Gesteira) have now chosen their preferred relocation sites and the residents of Bento Rodrigues have recently approved the design of their new town. o Several infrastructure restoration projects were concluded in other communities

 28 The stabilization and contention of 12 impacted river banks from the Gualaxo do Norte, Carmo and Doce rivers, listed as a priority, is expected to be concluded by April 2017. The works on the remaining river banks are expected to be concluded by December 2017.

 29 101 tributaries from the Gualaxo do Norte, Carmo and Doce rivers were impacted by the dam failure, of which 60 were restored, while the rest is expected to be completed by June 2017. Delivery of 3 new water mains and a mobile water treatment station, whose total capacity corresponds to more than 50% of the water demand for the towns of Colatina and Linhares.

 30 Update on estimates used for provision Vale recognized a provision on its interim financial statements as of June 30th, 2016, in the amount of R$ 5.560 billion (US$ 1.732 billion) which was discounted at a free-risk rate, resulting in a R$ 3.733 billion (US$ 1.163 billion) liability, which represents its best estimate of the obligation to comply with the reparation and compensation programs under the Framework Agreement, equivalent to its 50% equity interest in Samarco. In August 2016, Samarco issued non-convertible private debentures which were subscribed equally by Vale and BHPB, and the resources contributed by Vale were allocated as follows: (i) R$ 222 million (US$ 68 million) was used by Samarco in the reparation programs in accordance with the Framework Agreement, and therefore, applied against the provision of R$ 3.733 billion (US$ 1.163 billion) mentioned above; and (ii) R$ 234 million (US$ 71 million) was applied by Samarco to fund its working capital, and recognized in Vale’s income statement as “Other results in associates and joint ventures” in the year ended in December 31st, 2016. Vale intends to make available short-term facilities in the first half of 2017 of up to R$ 375 million (US$ 115 million) to Samarco to support its operations, without undertaking an obligation to Samarco. Funds for working capital requirements will be released as needed by the shareholders subject to achieving certain milestones. As a result of constituting the Foundation, most of the reparation and compensation programs were transferred from Samarco. Therefore, Vale made contributions to the Foundation totaling R$ 239 million (US$ 71 million) to be used in the programs in accordance with the Framework Agreement. Contingencies related to Samarco dam failure (i) Public civil claim filed by the Federal Government and others The federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale and BHPB, with an estimated value indicated by the plaintiffs of R$ 20.2 billion (US$ 6.2 billion). On May 5th, 2016, the Framework Agreement, which was signed on March 2nd, 2016, was ratified by the Federal Regional Court (TRF), 1st Region. In June 2016 the Superior Court of Justice (STJ) in Brazil issued an interim order, suspending the decision of the TRF, which ratified the Framework Agreement until the final judgements of the claim. On August 17th, 2016, the TRF of the 1st Region rejected the appeal presented by Samarco, Vale and BHPB against the interim order and overruled the judicial decision that ratified the Framework Agreement. This decision of the TRF of the 1st Region, among other measures, confirmed a prior injunction that prohibited the defendants from transferring or conveying any of

 31 their interest in their Brazilian iron ore concessions, without, however, limiting their production and commercial activities and ordered a deposit with the court of R$ 1.2 billion (US$ 375 million) by January 2017. This R$ 1.2 billion cash deposit was provisionally replaced by the guarantees provided for under the agreements with the Federal Prosecution Office in Brazil (MPF), as described below. In January 2017 Samarco, Vale and BHPB entered into two preliminary agreements with the MPF. The first agreement (First Agreement) aims to outline the process and timeline for negotiations of a final agreement (Final Agreement), expected to occur by June 30th, 2017. This First Agreement sets the grounds for conciliation of two public civil actions which aim to establish socio-economic and socio-environmental remediation and compensation programs for the impacts of the Fundão dam failure, respectively: claim nº 023863-07.2016.4.01.3800, filed by the Federal Prosecutors (amounting to R$ 155 billion – US$48 billion) as mentioned in item (ii) below , and claim nº 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other governmental authorities (amounting to R$20.2 billion – US$ 6.3 billion). Both claims were filed at the 12th Judicial Federal Court of Belo Horizonte. The First Agreement provides for: (a) the appointment of experts selected by the Federal Prosecutors and paid for by the companies to conduct a diagnostic and follow the progress of the 41 programs under the Framework Agreement and (b) holding at least eleven public hearings by April 15th, 2017, five of which are to be held in Minas Gerais, three in Espírito Santo and the remainder in the indigenous territories of the Krenak, Comboios and Caieiras Velhas, in order to allow these communities to take part in the definition of the content of the Final Agreement. Under the First Agreement, Samarco, Vale and BHPB will provide the 12th Judicial Federal Court of Belo Horizonte with a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to R$ 2.2 billion (US$ 675 million), of which (i) R$ 100 million (US$ 31 million) in financial investments; (ii) R$ 1.3 billion (US$ 399 million) in insurance bonds; and (iii) R$ 800 million (US$ 245 million) in assets of Samarco. The guarantee will remain in place until the completion of the negotiations for the Final Agreement or until June 30th, 2017, whichever comes first. In order to implement the First Agreement, it has been requested that the 12th Judicial Federal Court of Belo Horizonte accept such guarantees until the completion of the negotiations and the signing of the Final Agreement, or until the parties reach a new agreement regarding the guarantees. If, by June 30th, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the 12th Judicial Federal Court of Belo Horizonte re-institute the order for the deposit of R$ 1.2 billion (US$ 368 million) in relation to the R$ 20.2

 32 billion (US$ 6.2 billion) public civil action, which is currently suspended. In addition, the Second Agreement (Second Agreement) was signed, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to R$ 200 million (US$ 61 million). The terms of the two Agreements are subject to ratification by the courts. (ii) Public civil action filed by Federal Prosecution Office On May 3rd, 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the Fundão dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for collective moral damage. The initial action value claimed by the Federal Prosecution Office (MPF) is R$ 155 billion (US$ 48 billion). The first conciliatory hearing was held on September 13th, 2016. On November 21st, 2016 the court ordered that the defendants be served, and the defendants submitted their defense. Given the negotiations of a potential settlement, the parties jointly requested the suspension of the proceedings, in accordance with the First Agreement. (iii) U.S. Securities class action suits On May 2nd, 2016, Vale and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale would have made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages in these actions. Vale intends to vigorously and fully defend itself against the allegations. The litigation is at an early stage. On March 7th, 2016, the judge overseeing the securities class actions issued an order consolidating these actions and designating lead plaintiffs and counsel. On April 29th, 2016, lead plaintiffs filed a Consolidated Amended Complaint that will serve as the operative complaint in the litigation. In July 2016, Vale and the individual defendants filed a motion to dismiss the Amended Complaint. In August 2016, the plaintiffs submitted their opposition to the motion to dismiss, to which the defendants replied in September 2016. The decision on the motion to dismiss remains pending. (iv) Criminal lawsuit On October 20th, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale, BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals

 33 for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure. On November 16th, 2016, the judge received the Federal Prosecutors Office criminal lawsuit and determined the summons of all defendants, granting 30 days to each to file their defenses, counting from the day they receive the summon. Vale has already been served and its deadline to present its defense is March 3rd, 2017. (v) Other lawsuits In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking personal and property damages. These lawsuits and petitions are at early stages, so it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. No contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco’s dam failure.

 34 Hedge accounting of net investments in foreign operation As of January 1st, 2017, Vale implemented a Hedge Accounting program for the foreign currency risk arising from its net investments in foreign operations, namely Vale International and Vale Austria. The purpose of the program is to mitigate the impact of foreign exchange variations in Vale’s earnings, reducing volatility and allowing financial statements to better reflect the economic performance of the company. Under the hedge accounting program, the Vale SA debt denominated in dollar and euro will serve as a hedge instrument for Vale SA investments in Vale International and Vale Austria respectively. With the program, the impact of exchange rate variations over debt denominated in dollar and euros will be partially recorded under other comprehensive income reducing volatility on financial expenses. This hedge accounting program will be effective throughout 2017.

Hedge accounting of net investments in foreign operation

As of January 1st, 2017, Vale implemented a Hedge Accounting program for the foreign currency risk arising from its net investments in foreign operations, namely Vale International and Vale Austria. The purpose of the program is to mitigate the impact of foreign exchange variations in Vale's earnings, reducing volatility and allowing financial statements to better reflect the economic performance of the company.

Under the hedge accounting program, the Vale SA debt denominated in dollar and euro will serve as a hedge instrument for Vale SA investments in Vale International and Vale Austria respectively. With the program, the impact of exchange rate variations over debt denominated in dollar and euros will be partially recorded under other comprehensive income reducing volatility on financial expenses.

This hedge accounting program will be effective throughout 2017.

34

VALE

S11D Mine – In operation S11D (including mine, plant and associated logistics – CLN S11D) achieved combined physical progress of 85% in 4Q16 with 97% progress at the mine site and 76% at the logistic infrastructure sites. The duplication of the railway reached 60% physical progress with 291 Km delivered up to the quarter. The offshore port initiated its start up in 4Q16, having loaded 11 vessels up to January, of which 2 Valemax with 400,000 t of capacity each. The successful start-up of S11D mine and plant took place in 4Q16. The ore mined was fed into two mobile crushing systems and transferred through the conveyor belt system to the processing plant, 9 km away from the mine. The processed ore was stacked in the stockyard and railed to the Ponta da Madeira maritime terminal. Shipments of ore blended from S11D with other Northern System mines started in January 2017. 36

S11D Logistics – First Shipment Description and status of main projects physical progress, totaling 291 Km a Net a dditional capacity Progress indicators36 Physical (US$ million) (US$ million) 2016 Total 2017 Total a Net a dditional capacity. b Original capex bu dget of US $ 11.5 82 billion. 36 Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale’s Board of Directors approvals. Estimated capex for the year is only reviewed once a year. 37 ProjectCapacityEstimated (Mtpy)start-up Executed capexEstimated capex progress Ferrous minerals projects CLN S11D230 (80)a1H14 to 2H191,1955,662962 7,850b76% ProjectDescription Capacity (Mtpy) Status Ferrous Minerals projects CLN S11DDuplication of 570 km railway, with(80)a construction of rail spur of 101 km. Acquisition of wagons, locomotives, and onshore and offshore expansions at PDM maritime terminal. Duplication of the railway reached 60% delivered Offshore expansion started up having loaded 11 vessels (3,100,000 t) up to January Onshore expansion reached 89% physical progress

Sustaining capex Sustaining capital expenditures decreased from US$ 2.853 billion in 2015 to US$ 2.302 billion in 2016. On a quarter on quarter basis, Vale’s investments increased due to the seasonality of Vale’s disbursements, which are usually concentrated towards the end of the year. Sustaining capital increased from US$ 516 million in 3Q16 to US$ 794 million in 4Q16. The Base Metals and Ferrous Minerals business segments accounted for 45% and 38% of the total sustaining capex in 4Q16, respectively. Sustaining capex in the Base Metals business segment was mainly dedicated to: (i) enhancement and replacement in operations (US$ 222 million), (ii) improvement in the current standards of health and safety and environmental protection (US$ 108 million); (iii) maintenance improvements and expansion of tailings dams (US$ 23 million). Sustaining capital for the Ferrous Minerals business segment included, among others: (i) enhancement and replacement in operations (US$ 166 million), (ii) improvement in the current standards of health and safety, social and environmental protection (US$ 66 million), (iii) maintenance, improvement and expansion of tailings dams (US$ 38 million). Maintenance of railways and ports in Brazil and Malaysia accounted for US$ 71 million. Sustaining investments in iron ore fines (excluding sustaining investments in pellet plants) amounted to US$ 234 million, equivalent to US$ 3.2/dmt of iron ore fines in 4Q16, representing a 28% increase vs. the US$ 2.5/dmt in 3Q16, mainly due to the seasonality of Vale’s disbursements in investments which are concentrated in the last quarter of the year. The last twelve months average of sustaining for iron ore fines amounts to US$ 2.6/dmt, decreasing 23% when compared to the US$ 3.4/dmt from 2015. Sustaining capex by type - 4Q16 Ferrous Base US$ million Coal ex-Fertilizer TOTAL Operations 171 64 222 455 40 495 Health and Safety 50 3 23 75 5 80 Administrative & Others 28 5 7 41 3 44 38 Total3027336073459794 CSR - Corporate Social Responsibility16-861028110 Waste dumps and tailing dams38-2361465 TOTAL MineralsMetalsFertilizers

Sustaining capex by business area Coal 73 9.9 43 9.7 33 4.5 Power generation 1 0.2 - - 1 0.1 Fertilizers 59 70 83 Corporate social responsibility Investments in corporate social responsibility totaled US$ 704 million in 2016, of which US$ 562 million dedicated to environmental protection and conservation and US$ 142 million dedicated to social projects. Investments in corporate social responsibility totaled US$ 291 million in 4Q16, of which US$ 235 million dedicated to environmental protection and conservation and US$ 56 million dedicated to social projects. Portfolio Management 5th, On December 2016, Vale sold four capesize vessels to Polaris Shipping Co. Ltd. (Polaris), the transaction totaled US$ 140 million. On December 15th, 2016, Vale concluded the sale of its remaining stake of 13.63% in Mineração Paragominas S.A. to Norsk Hydro ASA. The transaction totaled US$ 113 million and is connected with Vale’s aluminum asset sale announced on February 28th, 2011. On December 19th, 2016, Vale entered into an agreement with The Mosaic Company (Mosaic), to sell its Fertilizer business, excluding its nitrogen and phosphate assets in Cubatão, Brazil. Upon completion of the transaction, Vale will sell to Mosaic (i) the phosphate assets located in Brazil, except the ones based in Cubatão; (ii) its shareholding position in Bayóvar, Peru; (iii) the potash assets located in Brazil, including the Carnalita project; and (iv) the potash project based in Canada (Kronau). The inclusion of the Rio Colorado potash project in the transaction is subject to Mosaic’s agreement following appropriate diligence. The transaction with Mosaic provides value of approximately US$ 2.5 billion, consisting of US$ 1.25 billion in cash and approximately 42.3 million shares of common stock to be issued by Mosaic, representing about 11% of Mosaic’s total outstanding shares of common stock on a post-issuance basis. As of January 31st, 2016, those 42.3 million shares of Mosaic to be issued had a market value of approximately US$ 1.33 billion. 39 Total794516827 Others------Total ex-Fertilizers735100.0446100.0744100.0 Base metals36049.018641.851769.5 US$ million4Q16%3Q16%4Q15% Ferrous minerals30140.921648.519225.9

Free cash flow ANNUAL PERFORMANCE Free cash flow was US$ 1.575 million in 2016. Cash generated from operations was US$ 10.752 billion in 2016, with non-operational uses of cash stemming mainly from: (i) interest on loans (US$ 1.666 billion); (ii) income taxes and REFIS installments (US$ 819 million); (iii) settlement of derivatives (US$ 1.602 billion), of which US$ 770 million related to the hedge of debt and US$ 799 million related to the hedge of bunker oil; and (iv) investments (US$ 5.482 billion)37. Net additions and repayments of loans were negative US$ 740 million, with debt repayments exceeding debt additions in 2016. Free Cash Flow 2016 US$ million QUARTERLY PERFORMANCE Free cash flow was US$ 1.158 million in 4Q16. 37 The investments figure reported in the cash flow statement may differ from the ones reported in the Investments section of this report due to the fact that some actual figures are converted into U.S. dollars at the exchange rate on the date of each cash disbursement, while figures reported in our cash flow statements are converted into U.S. dollars based on average exchange rates. 40

Cash generated from operations was US$ 3.715 billion in 4Q16, with non-operational uses of cash stemming mainly from: (i) interest on loans (US$ 421 million); (ii) income taxes and REFIS installments (US$ 168 million); (iii) settlement of derivatives (US$ 548 million), of which US$ 441 million related to hedge debt and US$ 106 million related to bunker oil; and (iv) investments (US$ 1.405 billion)38. Accounts receivable increased by US$ 1.1 billion in 4Q16 vs. 3Q16 mainly driven by: (i) final invoices not yet collected (with higher prices than the ones provisionally invoiced at the end of 3Q16); (ii) concentration of iron ore sales volumes provisionally invoiced at the end of 4Q16 (sales not yet collected); and (iii) higher prices on volumes provisionally invoiced at the end of 4Q16 vs. 3Q16. Working capital changes should have a positive impact on cash flows in 1Q17 as sales collections increase throughout the quarter. Net additions and repayments of loans were negative US$ 1.993 billion, with debt repayments exceeding debt additions in 4Q16, mainly due to the repayment of the outstanding balance of US$ 2.000 billion drawn under the Revolving Credit Lines in January 2016. Free Cash Flow 4Q16 US$ million 38 The investments figure reported in the cash flow statement may differ from the ones reported in the Investments section of this report due to the fact that some actual figures are converted into U.S. dollars at the exchange rate on the date of each cash disbursement, while figures reported in our cash flow statements are converted into U.S. dollars based on average exchange rates. 41

Debt indicators Gross debt totaled US$ 29.355 billion as of December 31st, 2016, increasing from the US$ 28.853 billion as of December 31st, 2015. And decreasing from the US$ 31.449 billion as of September 30th, 2016, as a result of net debt repayments39. Net debt decreased by US$ 890 million compared to the end of the previous quarter, totaling US$ 25.075 billion based on a cash position of US$ 4.280 billion as of December 31st, 2016. Debt position including Fertilizers Gross debt after currency and interest rate swaps was 92% denominated in USD, with 31% based on floating and 69% based on fixed interest rates as of December 31st, 2016. 39 Debt repayments less debt additions. 42

Average debt maturity increased slightly to 7.9 years on December 31st, 2016, against 7.7 years on September 30th, 2016. Average cost of debt, after the above-mentioned currency and interest rate swaps, increased slightly, to 4.63% per annum on December 31st, 2016, against 4.34% per annum on September 30th, 2016, mainly due to the repayment of the outstanding balance of the Revolving Credit Lines which had a lower cost of debt. Interest coverage, measured by the ratio of the LTM40 adjusted EBITDA to LTM gross interest, improved to 6.9x in 4Q16 vs. 5.0x in 3Q16 and vs. 4.3x in 4Q15. Gross debt to LTM adjusted EBITDA decreased to 2.4x as of December 31st, 2016 from 3.6x as of September 30th, 2016 and from 4.1x as of December 31st, 2015. 40 Last twelve months. 43

Debt indicators including Fertilizers Total debt 29,355 31,449 28,853 Total debt / adjusted LTM EBITDA (x) 2.4 3.6 4.1 Debt indicators ex-Fertilizers Total debt 29,322 31,449 28,853 Total debt / adjusted LTM EBITDA (x) 2.4 3.7 4.4 44 Adjusted LTM EBITDA / LTM gross interest (x)6.84.93.9 Net debt25,04225,96525,234 US$ million4Q163Q164Q15 Adjusted LTM EBITDA / LTM gross interest (x) 6.95.04.3 Net debt 25,07525,96525,234 US$ million4Q163Q164Q15

Performance of the business segments The share of the Ferrous Minerals business segment in the adjusted EBITDA increased to 86.0% in 2016 from 83.3% in 2015, while the Base Metals business segment decreased its share in total EBITDA to 15.2% from 19.6% in 2015 and Fertilizers decreased to 1.7% from 8.0% in 2015. The contribution from the Coal business segment and Others went from -7.2% in 2015 to -0.4% in 2016 and from -3.7% in 2015 to -2.4% in 2016, respectively. The Ferrous Minerals business segment contribution to total EBITDA in 4Q16 reached 86.1%, followed by the Base Metals business segment, which contributed with 11.4%, the Coal business segment with 3.3% and Fertilizers business segment with contributed with -1.8% of Vale’s total adjusted EBITDA in 4Q16. 1.0% while Others Segment information ― 2016 Net Pre operating Adjusted Cost¹ and R&D¹ Dividends US$ million Pellets 3,827 (2,002) (73) (13) (22) 103 1,820 Mn & Alloys 302 (231) (4) - (11) - 56 Copper4 1,667 (924) 125 (5) - - 863 Fertilizers 1,875 (1,545) (87) (22) (16) 4 209 Fertilizers 1 Excluding de preciation and am ortization ² E xcluding n on-recurring effects 3 Including copper a nd by -products from our nickel operations 4 Including by -products from our copper operations 45 Total including29,363(15,928)(750)(342)(359)19712,181 Others159(259)(157)(116)(1)76(298) Total27,488(14,383)(663)(320)(343)19311,972 Coal839(872)35(15)(41)-(54) Base metals6,139(4,128)30(83)(114)41,848 Nickel34,472(3,204)(95)(78)(114)4985 Others ferrous438(269)(8)(2)(4)-155 Expenses SG&A Revenuesothers¹& stoppage¹EBITDA² Ferrous minerals20,351(9,124)(571)(106)(187)11310,476 Iron ore fines15,784(6,622)(486)(91)(150)108,445

Performance of the business segments

The share of the Ferrous Minerals business segment in the adjusted EBITDA increased to 86.0% in 2016 from 83.3% in 2015, while the Base Metals business segment decreased its share in total EBITDA to 15.2% from 19.6% in 2015 and Fertilizers decreased to 1.7% from 8.0% in 2015. The contribution from the Coal business segment and Others went from -7.2% in 2015 to -0.4% in 2016 and from -3.7% in 2015 to -2.4% in 2016, respectively.

The Ferrous Minerals business segment contribution to total EBITDA in 4Q16 reached 86.1%, followed by the Base Metals business segment, which contributed with 11.4%, the Coal business segment with 3.3% and Fertilizers business segment with 1.0% while Others contributed with -1.8% of Vale's total adjusted EBITDA in 4Q16.

Segment information — 2016

			Expenses				
US$ million	Net Revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Dividends	Adjusted EBITDA[2]
Ferrous minerals	20,351	(9,124)	(571)	(106)	(187)	113	10,476
Iron ore fines	15,784	(6,622)	(486)	(91)	(150)	10	8,445
Pellets	3,827	(2,002)	(73)	(13)	(22)	103	1,820
Others ferrous	438	(269)	(8)	(2)	(4)	-	155
Mn & Alloys	302	(231)	(4)	-	(11)	-	56
Coal	839	(872)	35	(15)	(41)	-	(54)
Base metals	6,139	(4,128)	30	(83)	(114)	4	1,848
Nickel[3]	4,472	(3,204)	(95)	(78)	(114)	4	985
Copper[4]	1,667	(924)	125	(5)	-	-	863
Others	159	(259)	(157)	(116)	(1)	76	(298)
Total	27,488	(14,383)	(663)	(320)	(343)	193	11,972
Fertilizers	1,875	(1,545)	(87)	(22)	(16)	4	209
Total including Fertilizers	29,363	(15,928)	(750)	(342)	(359)	197	12,181

[1] Excluding depreciation and amortization
[2] Excluding non-recurring effects
[3] Including copper and by-products from our nickel operations
[4] Including by-products from our copper operations

45

Ferrous minerals Adjusted EBITDA of the Ferrous Minerals business segment was US$ 10.476 billion in 2016, 77.6% higher than in 2015, mainly as a result of higher sales prices (US$ 2.727 billion), the positive impact of exchange rate variations (US$ 244 million), lower bunker oil prices (US$ 347 million) and gains in competitiveness (US$ 1.259 billion). Gains in competitiveness were based mainly on: (i) marketing and commercial initiatives (US$ 357 million); (ii) higher sales volumes (US$ 421 million); and (iii) ongoing cost reduction initiatives41 (US$ 607 million). The negative impact of US$ 212 million in CFR freight sales was due to the higher CFR sales volumes, which increased from 189.2 Mt in 2015 to 202.4 Mt in 2016. Year-on-year EBITDA business segment variation 2015 vs. 2016 – Ferrous Minerals 41 Including the positive impact of renegotiations of chartering freight contracts . 47

Ferrous Minerals EBITDA margin42 Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 30.5/t in 2016, 72.3% higher than the US$ 17.7/t recorded in 2015, positioning Vale more competitive or on par with its Australian peers, despite its geographical disadvantage. Iron ore fines (excluding Pellets and ROM) ANNUAL PERFORMANCE EBITDA Adjusted EBITDA of iron ore fines was US$ 8.445 billion in 2016, US$ 4.105 billion higher than 2015, mainly due to higher sales prices (US$ 2.850 billion), lower costs and expenses43 (US$ 1.092 billion) and higher sales volumes (US$ 238 million). SALES REVENUES AND VOLUMES Net sales revenues for iron ore fines, excluding pellets and Run-of-Mine (ROM), increased to US$ 15.784 billion in 2016, 28.0% higher than in 2015. The increase was a result of higher sales prices (US$ 2.850 billion) and higher sales volumes (US$ 604 million). 42 Excluding Manganese and Ferroalloys 43 After adjusting for the effects of sales volumes and exchange rate variation. 48

The main factor that contributed to the increase in sales volumes of iron ore fines from the 276.4 Mt in 2015 to 289.9 Mt in 2016 was the better operational performance of the Northern System. ROM sales totaled 3.5 Mt, lower than the 12.3 Mt recorded in 2015 mainly due to the stoppage of ROM production at the Mariana Complex. Vale’s realized CFR/FOB wmt price for iron ore fines (ex-ROM) increased US$ 9.8/wmt, from US$ 44.6/wmt in 2015 to US$ 54.4/wmt in 2016, while average Platts IODEX 62% increased US$ 3.0/dmt, mainly due to marketing and commercial initiatives, the positive impact of the different pricing systems and the above-mentioned increase in Northern System supply. COSTS AND EXPENSES Iron ore fines costs totaled US$ 6.622 billion (or US$ 7.666 billion with depreciation charges) in 2016 against US$ 7.604 billion in 2015. After deducting the effects of higher sales volumes (US$ 365 million) and exchange rate variations (-US$ 148 million), costs decreased by US$ 1.199 billion when compared to 2015, mainly driven by improvements in operational productivity and cost-cutting initiatives. Unit maritime freight cost per iron ore metric ton was US$ 12.2/t in 2016, US$ 3.8/t lower than the US$ 16.0/t recorded in 2015, mainly due to the lower bunker oil prices (US$ 1.7/t) and lower spot freight rates (US$ 0.7/t). Vale’s average bunker oil price decreased from US$ 305/t in 2015 to US$ 219/t in 2016. Iron ore expenses, net of depreciation, amounted to US$ 749 million44 in 2016, 22% lower than the US$ 965 million45 recorded in 2015. SG&A and other expenses totaled US$ 508 million46 in 2016, 29% lower than the US$ 720 million47 recorded in 2015, mainly as a result of savings in SG&A and the new allocation criteria for ICMS46. R&D amounted to US$ 91 million, decreasing US$ 30 million vs. 2015. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 150 million, 20.9% higher than the US$ 124 million recorded in 2015, mainly as a result of the increase in S11D pre-operating expenses and Mariana stoppage expenses. C1 CASH COST Total iron ore fines C1 cash cost at the port (mine, plant, railroad and port, ex-royalties) was US$ 3.856 billion after deducting depreciation of US$ 1.044 billion, iron ore maritime freight costs of US$ 2.332 billion and distribution costs of US$ 95 million. 44 Excluding the positive effect of Asset Retirement Obligations (ARO) of US$ 22 million recorded in 4Q16. 45 Excluding the positive effect of Asset Retirement Obligations (ARO) o f US$ 322 million recorded in 4Q15. 46 As described in the box “Managerial Allocation Changes” in pages 45 -46 of the 4Q15 Earnings Release. 49

C1 cash cost FOB port per metric ton for iron ore fines ex-royalties decreased US$ 1.6/t, from the US$ 14.9/t recorded in 2015 to US$ 13.3/t in 2016. The reduction in costs was mainly due to improvements in operational productivity, cost-cutting initiatives and the increased fixed-costs dilution on higher production volumes. C1 cash cost FOB port per metric ton of iron ore fines in BRL was R$ 45.9/t in 2016, R$ 3.4/t lower than the R$ 49.3/t recorded in 2015, a reduction of 7%, despite the inflationary pressures in Brazil. QUARTERLY PERFORMANCE EBITDA Adjusted EBITDA of iron ore fines was US$ 3.391 billion in 4Q16, 70.5% higher than in 3Q16, as a result of higher realized sales prices (US$ 1.485 billion) and higher sales volumes (US$ 172 million), which were partially offset by the negative impacts of higher costs47 and expenses48 (US$ 285 million). SALES REVENUES AND VOLUME Net sales revenues of iron ore fines, excluding pellets and Run of Mine (ROM), amounted to US$ 5.576 billion in 4Q16 vs. US$ 3.782 billion in 3Q16, as a result of higher iron ore fines sales prices (US$ 1.485 billion) and higher sales volumes (US$ 309 million) in 4Q16 vs. 3Q16. Production, including third party purchases, was 92.4 Mt in 4Q16, in line with 3Q16 and 4.0 Mt higher than in 4Q15, mainly due to: (i) better operational performance at the mines and plants of the Northern System; (ii) the one-off sale of compact ROM for construction purposes; and (iii) the start-up of S11D. Sales volumes of iron ore fines reached 80.3 Mt in 4Q16 vs. 74.2 Mt in 3Q16, 8.2% higher than in 3Q16, with iron ore inventory decreasing by 6.0 Mt as a result of: (i) production49 of 92.4 Mt; (ii) deduction of 13.7 Mt of iron ore fines used for the production of pellets; (iii) adjustment of iron ore inventories50 of 2.3 Mt; (iv) sales of iron ore fines of 80.3 Mt; and (v) deduction of 2.2 Mt of ROM sales. CFR sales of iron ore fines totaled 55.1 Mt in 4Q16, 7.3 Mt higher than in 3Q16 mainly due to higher sales to China, which are mostly negotiated on a CFR basis. CFR sales represented 47 After adjusting for the effects of higher volumes and exchange rate variation. 48 After adjusting for the effect of exchange rate variation . 49 Including third party purchases 50 Iron ore inventories are periodically adjusted downwards due to moisture and handling during its processing phases. 50

69% of all iron ore fines sales volumes in 4Q16, higher than the share of CFR sales in 3Q16 (64%). ROM sales totaled 2.2 Mt in 4Q16, 1.8 Mt higher than in 3Q16 due to the one-off sale of compact ROM for construction purposes mentioned earlier. Net operating revenue by product Iron ore fines 5,576 3,782 2,945 15,783 12,330 Pellets 1,216 991 780 3,828 3,600 Others 110 106 79 398 368 Volume sold Iron ore fines 80,287 74,231 79,213 289,940 276,393 Pellets 13,190 12,001 10,837 47,709 46,284 Ferroalloys 35 31 12 127 69 REALIZED PRICES Iron ore sales in 4Q16 were distributed across three pricing systems: (i) 45% based on the current quarter, month and daily spot prices, including provisional price sales that were settled within the quarter; (ii) 45% based on provisional prices with settlement price based on the market price defined on the delivery date, in which case prices had not yet been settled at the end of the quarter; and (iii) 10% linked to past prices (quarter-lagged). Vale’s CFR dmt reference price for iron ore fines (ex-ROM) increased by US$ 19.8/t from US$ 59.3/t in 3Q16 to US$ 79.1/t in 4Q16, equivalent to a price realization of 112% of the average Platts IODEX 62% of US$ 70.8/t in 4Q16. Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) increased 36.3% (US$ 18.5/t) from US$ 50.9t in 3Q16 to US$ 69.4/t in 4Q16, after adjusting for moisture and the effect of FOB sales, which accounted for 31% of the total sales volumes in 4Q16, while average Platts IODEX 62% increased 20.8% in 4Q16 vs. 3Q16. Price realization in 4Q16 was impacted by: Provisional prices set at the end of 3Q16 at US$ 54.4/t, which were later adjusted based on the price of delivery in 4Q16, which positively impacted prices in 4Q16 by US$ 4.8/t compared to US$ 1.6/t in 3Q16, as a result of the higher realized prices in 4Q16. 51 Manganese ore5344485681,8511,764 ROM2,2203511,6273,49612,269 ‘000 metric tons4Q163Q164Q1520162015 Total7,0474,9593,83020,35116,562 Manganese & Ferroalloys1177613301162 ROM2841341102 US$ million4Q163Q164Q1520162015

Provisional prices set at the end of 4Q16 at US$ 74.6/t vs. the IODEX average of US$ 70.8/t in 4Q16 which positively impacted prices in 4Q16 by US$ 1.7/t compared to a negative impact of US$ 1.2/t in 3Q16. Quarter-lagged contracts, priced at US$ 56.8/t based on the average prices for Jun-Jul-Aug which negatively impacted prices in 4Q16 by US$ 1.3/t compared to a negative impact of US$ 0.4/t in 3Q16. Iron ore sales of 35.9 Mt, or 45% of Vale’s sales mix, were recorded under the provisional pricing system, which was set at the end of 4Q16 at US$ 74.6/t. The final prices of these sales and the required adjustment to sales revenues will be determined and 1Q17. recorded in Price realization – iron ore fines Average prices Iron ore - Metal Bulletin 65% index 82.60 65.60 50.09 64.95 62.12 Iron ore fines CFR reference price (dmt) 79.10 59.30 45.10 62.34 54.60 ROM 12.61 11.40 7.99 11.73 8.35 Manganese ore 162.92 113.84 7.04 110.87 56.42 52 Ferroalloys857.14806.45750.00757.67899.32 Pellets CFR/FOB (wmt)92.2782.5871.9880.2677.79 Iron ore fines CFR/FOB realized price69.4050.9537.1854.4444.61 Iron ore - Platts's 62% IODEX70.7658.6046.6558.4555.50 US$/ metric ton4Q163Q164Q1520162015

COSTS Costs for iron ore fines amounted to US$ 2.013 billion (or US$ 2.336 billion with depreciation charges) in 4Q16. Costs increased by US$ 246 million vs. 3Q16, after adjustments for the effects of exchange rate variations (-US$ 14 million) and higher sales volumes (US$ 133 million). The increase was mainly driven by some one-off effects such as the collective bargaining agreement settled with employees in Brazil and by the provision for profit sharing. The provision for profit sharing was impacted by the sharp increase of commodity prices at the end of year, leading to a much higher provision in comparison to previous quarters. IRON ORE COGS - 3Q16 x 4Q16 Rate 3Q16 x 4Q16 1,648 133 (14) 246 365 2,013 and amortization Depreciation 250 20 (4) 56 73 323 Maritime freight costs, which are fully accrued as cost of goods sold, totaled US$ 725 million in 4Q16, having increased US$ 150 million vs. 3Q16. Unit maritime freight cost per iron ore metric ton was US$ 13.2/t in 4Q16, US$ 1.2/t higher than in 3Q16, mainly due to the negative impacts of: (i) higher bunker oil prices (US$ 0.5/t); (ii) higher spot freight rates (US$ 0.2/t); (iii) higher costs on the tonnage contracted to replace the capacity of the vessels sold (US$ 0.2/t). Vale’s average bunker oil price increased from US$ 232/t in 3Q16 to US$ 257/t in 4Q16. C1 CASH COST Total iron ore fines C1 cash cost at the port (mine, plant, railroad and port, ex-royalties) was US$ 1.159 billion after deducting depreciation of US$ 323 million, iron ore maritime freight costs of US$ 725 million and distribution costs of US$ 25 million. C1 cash cost FOB port per metric ton for iron ore fines ex-royalties increased US$1.4/t, from the US$ 13.0/t recorded in 3Q16 to US$ 14.4/t in 4Q16, mainly as a result of non-recurring events (US$ 0.9/t), such as the collective bargaining agreement with employees in Brazil51 and the provision for profit sharing52. C1 cash costs, excluding the above-mentioned non-recurring effects, totaled US$ 13.5/t. 51 It does not take into account the increase in wages that will be also applied in the future. 52 It considers the impact of the sharp increase of commodity prices at the end of year, which led to a much higher provision in comparison to previous quarters. 53 Total1,898153(18)3024382,336 Variance drivers US$ million3Q16VolumeExchangeOthersTotal Variation4Q16 Total costs before depreciation

C1 cash cost FOB port per metric ton of iron ore fines in BRL was R$ 47.8/t in 4Q16, R$ 5.6/t higher than the R$ 42.2/t recorded in 3Q16, mainly impacts. as a result of the above-mentioned Iron Ore Fines Costs and Expenses in BRL Expenses¹ 7.5 7.4 12.1 8.8 10.8 ¹ Net of d epreciation Evolution of C1 Cash Cost¹ per ton in BRL EXPENSES Iron ore expenses, net of depreciation, amounted to US$ 182 million in 4Q16, 25.5% higher than the US$ 145 million recorded in 3Q16. SG&A and other expenses totaled US$ 100 million in 4Q16, 25% higher than the US$ 80 million recorded in 3Q16, mainly as a result of the provision for profit sharing (US$ 20 million). R&D amounted to US$ 39 million, increasing US$ 14 million vs. 3Q16, following the regular seasonality of expenditures. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 43 million, 7.5% higher than the US$ 40 million recorded in 3Q16, mainly as a result of the increase in S11D pre-operating 54 Total55.349.559.154.760.1 R$/t4Q163Q164Q1520162015 Costs¹47.842.247.045.949.3

expenses (US$ 6 million), but partially offset by a decrease in Mariana stoppage expenses (US$ 4 million).

Iron ore fines cash cost and freight Costs (US$ million) Distribution costs 25 18 25 95 76 Bunker oil hedge - - 134 - 412 Sales volumes (Mt) Total ROM volume sold 2.2 0.4 1.6 3.5 12.3 % of CFR sales 69% 64% 68% 66% 64% Volume CFR (Mt) 55.1 47.8 53.6 191.9 177.0 Vale's iron ore unit freight cost (ex-bunker oil hedge) (US$/t) 13.2 12.0 14.1 12.2 16.0 Evolution of iron ore fines cash cost, freight and expenses 56 Vale's iron ore unit freight cost (US$/t)13.212.016.612.218.3 Freight Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)14.413.012.213.314.9 % of FOB sales31%36%32%34%36% Volume sold (ex-ROM)80.374.279.2289.9276.4 Total iron ore volume sold82.574.680.8293.4288.7 FOB at port costs (ex-ROM)1,2631,0551,0084,1954,291 FOB at port costs (ex-ROM and ex-royalties)1,1599659253,8563,959 Maritime freight costs7255757572,3322,825 COGS, less depreciation and amortization2,0131,6481,9246,6227,604 4Q163Q164Q1520162015

Evolution of iron ore fines sustaining per ton Iron ore pellets ANNUAL PERFORMANCE Adjusted EBITDA for pellets was US$ 1.820 billion in 2016, 8.0% higher than the US$ 1.685 billion recorded in 2015. The increase of US$ 135 million was mainly a result of higher sales prices (US$ 116 million), higher sales volumes (US$ 47 million), and lower costs53 (US$ 183 million) which were partially offset by higher expenses (US$ 89 million) and lower dividends (US$ 122 million), mainly from Samarco. Net sales revenues for pellets were US$ 3.827 billion in 2016, 6.3% higher than in 2015, mainly due to the increase in sales prices from US$ 77.8 per metric ton in 2015 to US$ 80.3 per metric ton in 2016 and the increase in sales volumes from 46.3 Mt in 2015 to 47.7 Mt in 2016 as a result of inventory consumption. Costs for pellets totaled US$ 2.002 billion in 2016 (or US$ 2.342 with depreciation charges). Costs decreased by US$ 132 million when compared to 2015 after deducting the effects of higher volumes (US$ 64 million) and exchange rate variations (-US$ 51 million), mainly due to lower bunker oil prices and the absence of the hedge accounting of the bunker oil in 2016. 53 After adjusting for the effects of higher volumes 57

Pre-operating and stoppage expenses for pellets were US$ 22 million in 2016, in line with 2015. SG&A and other expenses increased US$ 89 million in 2016 vs 2015 mainly due to managerial criteria changes54 and the write-down of inventory items. QUARTERLY PERFORMANCE Adjusted EBITDA for pellets in 4Q16 was US$ 625 million, 35.3% higher than the US$ 462 million recorded in 3Q16. The increase of US$ 163 million was mainly a result of higher sales prices (US$ 128 million), higher sales volumes (US$ 48 million) and higher dividends received from the leased pelletizing plants (US$ 43 million), usually paid every 6 months, which were partially offset by higher costs and expenses (US$ 61 million). Net sales revenues for pellets amounted to US$ 1.216 billion in 4Q16, increasing US$ 225 million from the US$ 991 million recorded in 3Q16 as a result of higher realized sales prices (US$ 128 million), which increased from an average of US$ 82.6 per ton in 3Q16 to US$ 92.3 per ton in 4Q16, and higher sales volumes (US$ 98 million), which increased from the 12.0 Mt recorded in 3Q16 to 13.2 Mt in 4Q16. Production reached 12.6 Mt in 4Q16, 0.6 Mt higher than in 3Q16 mainly as a result of higher production in the Oman and Tubarão Plants. CFR pellet sales of 2.2 Mt in 4Q16 represented 16% of total pellet sales and were in line with 3Q16. FOB pellet sales increased from 9.8 Mt in 3Q16 to 11.0 Mt in 4Q16. Pellet CFR/FOB prices increased by US$ 9.7/t to US$ 92.3/t in 4Q16, whereas the Platt’s IODEX iron ore reference price (CFR China) increased by US$ 12.2/t in the quarter, as a result of higher FOB sales in the quarter and some negative impact from Vale’s pricing systems. Pellet costs totaled US$ 594 million (or US$ 692 million with depreciation charges) in 4Q16. After adjusting for the effects of higher volumes (US$ 50 million) and exchange rate variations (-US$ 5 million), costs increased by US$ 37 million vs. 3Q16 mainly due to higher provision for profit sharing and the collective bargaining agreement with employees in Brazil. Pre-operating and stoppage expenses for pellets were US$ 5 million in 4Q16, in line with 3Q16. SG&A and other expenses increased US$ 22 million in 4Q16 vs 3Q16 mainly due to the write down of inventory items (US$ 14 million). EBITDA unit margin for pellets was US$ 47.4t in 4Q16, 23.0% higher than in 3Q16 mainly due to higher sales volumes and prices. 54 As described in the box ‘Managerial Allocation Changes’ in pages 45 -46 of 4Q15 Earnings Release. 58

Pellets - EBITDA ex-Samarco million million Dividends Received (Leased pelletizing plants) ex-Samarco 43 3.3 - - other) Expenses (SG&A, R&D and other) (40) (3.0) (17) (1.4) Iron ore fines and pellets cash break-even Iron ore fines and pellets EBITDA break-even, measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margins differential and moisture, excluding ROM), decreased US$ 5.7/dmt to US$ 28.9/dmt in 2016 when compared to 2015, mainly due to improvements in operational productivity, cost-cutting initiatives, the increased fixed-costs dilution on higher production volumes, lower bunker oil prices and lower spot freight rates. Iron ore and pellets cash break-even on a landed-in-China basis, including sustaining capex per ton, decreased US$ 6.5/dmt from US$ 38.0/dmt in 2015 to US$ 31.5/dmt in 2016, as a result of the above-mentioned improvement in the EBITDA break-even and a decrease of US$ 0.8/dmt in sustaining capex per ton, from US$ 3.4/dmt in 2015 to US$ 2.6/dmt in 2016. Iron ore and pellets cash break-even landed in China¹ Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) 14.4 13.0 12.2 13.3 14.9 Iron ore fines distribution cost 0.4 0.4 0.5 0.5 0.4 Iron ore fines moisture adjustment 2.7 2.5 2.6 2.6 3.0 Iron ore fines pellet adjustment³ (1.5) (1.3) (1.1) (1.5) (1.6) Iron ore fines sustaining investments 3.2 2.5 2.1 2.6 3.4 (US$/dmt) ¹ M easured by unit cost + expenses + sustaining investm ent adjusted for quality ² Net of d epreciation ³ US $ 0.7/t in 2Q16 relates to the dividen ds received from the pelletizing plants, which are usually paid every six m onths . 59 Iron ore fines and pellets cash break-even landed in China³33.730.833.131.538.0 Iron ore fines and pellets EBITDA break-even (US$/dmt)30.628.331.028.934.6 Iron ore fines quality adjustment(2.1)(1.5)(1.1)(1.7)(1.9) Iron ore fines EBITDA break-even (US$/dmt)32.129.632.130.536.2 Iron ore fines expenses² & royalties3.53.23.83.63.9 Iron ore fines freight cost (ex-bunker oil hedge)13.212.014.112.216.0 US$/t4Q163Q164Q1520162015 EBITDA ex-Samarco62547.446238.5 Cash Costs (Iron ore, leasing, freight, overhead, energy and(594)(45.0)(512)(42.7) 4Q163Q16 US$US$/wmtUS$US$/wmt Net Revenues / Realized Price1,21692.299182.6

Annual iron ore and pellets cash break-even on a landed-in-China basis Quarterly iron ore fines and pellets EBITDA break-even, measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margins differential and moisture, excluding ROM), increased 8.1%, from US$ 28.3/dmt in 3Q16 to US$ 30.6/dmt in 4Q16, mainly due to the increase in C1 cash costs and in freight costs. C1 cash costs increased mainly due to the collective bargaining agreement with employees in Brazil and the provision for profit sharing, while freight costs increased mainly, as a result of higher bunker prices and higher spot freight rates. Quarterly iron ore and pellets cash break-even on a landed-in-China basis, including sustaining capex per ton of US$ 3.2/dmt, increased from US$ 30.8/dmt in 3Q16 to US$ 33.7/dmt in 4Q16. 60

Quarterly iron ore and pellets cash break-even on a landed-in-China basis Manganese and ferroalloys ANNUAL PERFORMANCE Adjusted EBITDA of manganese and ferroalloys was US$ 56 million in 2016, US$ 87 million higher than in 2015, mainly due to higher sales prices (US$ 83 million). Net sales revenues for manganese ore increased to US$ 206 million in 2016 from the US$ 100 million recorded in 2015, mainly due to the effect of higher sales prices (US$ 83 million). In 2016, manganese ore production totaled 2.371 Mt, in line with 2015. Volumes sold of manganese ore reached 1.851 Mt in 2016 vs. 1.764 Mt in 2015. Net sales revenues for ferroalloys increased to US$ 96 million in 2016 from US$ 62 million in 2015, mainly due to higher sales volumes (US$ 52 million) which were partially offset by lower sales prices (US$ 18 million). Volumes sold of ferroalloys increased to 127,000 t in 2016 from the 69,000 t recorded in 2015, mainly as a result of the resumption of operations at the Barbacena unit. Manganese ore and ferroalloys costs totaled US$ 231 million (or US$ 258 million with depreciation charges) in 2016. Costs increased by US$ 9 million vs. 2015 after adjusting for the negative effect of higher volumes (US$ 52 million) and the positive effect of exchange rate variations (US$ 5 million). 61

QUARTERLY PERFORMANCE Adjusted EBITDA of manganese ore and ferroalloys was US$ 45 million in 4Q16, US$ 41 million higher than the US$ 4 million in 3Q16, mainly due to the impact of higher sales prices (US$ 28 million) and higher sales volumes (US$ 3 million) and lower costs and expenses55 (US$ 11 million). Net sales revenues for manganese ore increased to US$ 87 million in 4Q16 from US$ 51 million in 3Q16 mainly due to higher sales prices (US$ 26 million) and sales volumes (US$ 10 million) in 4Q16. Volumes sold of manganese ore reached 534,000 t in 4Q16 vs. 448,000 t in 3Q16. Net sales revenues for ferroalloys increased to US$ 30 million in 4Q16 from the US$ 25 million in 3Q16, mainly due to higher sales volumes (US$ 3 million) and higher sales prices (US$ 2 million). Volumes sold of ferroalloys increased to 35,000 t in 4Q16 from the 31,000 t recorded in 3Q16. Manganese ore and ferroalloys costs totaled US$ 69 million (or US$ 77 million with depreciation charges) in 4Q16. Costs decreased by US$ 5 million vs. 3Q16 after adjusting for the negative effect of higher volumes (-US$ 10 million) and the positive effect of exchange rate variations (US$ 1 million). Market outlook – iron ore Iron ore Platts IODEX 62% averaged US$ 58.5/dmt in 2016, increasing by 5% from 2015. Since the beginning of 2016, prices started to improve and iron ore Platts IODEX 62% averaged US$ 70.8/dmt in 4Q16, increasing 51.7% year-on-year and of 20.8% quarter-on-quarter. Steel demand improved in China on the back of credit expansions, which encouraged a rebound in fixed asset investments, particularly in the property and manufacturing sectors from mid-2016. Property sales increased from 6.5% year-on-year in 2015 to 22.5% in 2016, new house starts rebounded from -14% year-on-year to 8.1%, and floor space under construction edged up from 1.3% year-on-year to 3.2% in 2016. Steel production grew by 1.2% in China, reaching 808 Mt in 2016, propping up Chinese iron ore imports on the seaborne market to a record high of 1,024 Mt (dry basis), representing a 7.5% increase from 2015. Demand for high grade iron ore also improved in 2H16 driven by the productivity requirements of the Chinese steel mills in times of high coking coal prices and due to an 55 After adjusting for the effects of higher volumes and exchange rates. 62

QUARTERLY PERFORMANCE

Adjusted EBITDA of manganese ore and ferroalloys was US$ 45 million in 4Q16, US$ 41 million higher than the US$ 4 million in 3Q16, mainly due to the impact of higher sales prices (US$ 28 million) and higher sales volumes (US$ 3 million) and lower costs and expenses[55] (US$ 11 million).

Net sales revenues for manganese ore increased to US$ 87 million in 4Q16 from US$ 51 million in 3Q16 mainly due to higher sales prices (US$ 26 million) and sales volumes (US$ 10 million) in 4Q16. Volumes sold of manganese ore reached 534,000 t in 4Q16 vs. 448,000 t in 3Q16.

Net sales revenues for ferroalloys increased to US$ 30 million in 4Q16 from the US$ 25 million in 3Q16, mainly due to higher sales volumes (US$ 3 million) and higher sales prices (US$ 2 million). Volumes sold of ferroalloys increased to 35,000 t in 4Q16 from the 31,000 t recorded in 3Q16.

Manganese ore and ferroalloys costs totaled US$ 69 million (or US$ 77 million with depreciation charges) in 4Q16. Costs decreased by US$ 5 million vs. 3Q16 after adjusting for the negative effect of higher volumes (-US$ 10 million) and the positive effect of exchange rate variations (US$ 1 million).

Market outlook – iron ore

Iron ore Platts IODEX 62% averaged US$ 58.5/dmt in 2016, increasing by 5% from 2015. Since the beginning of 2016, prices started to improve and iron ore Platts IODEX 62% averaged US$ 70.8/dmt in 4Q16, increasing 51.7% year-on-year and of 20.8% quarter-on-quarter.

Steel demand improved in China on the back of credit expansions, which encouraged a rebound in fixed asset investments, particularly in the property and manufacturing sectors from mid-2016. Property sales increased from 6.5% year-on-year in 2015 to 22.5% in 2016, new house starts rebounded from -14% year-on-year to 8.1%, and floor space under construction edged up from 1.3% year-on-year to 3.2% in 2016.

Steel production grew by 1.2% in China, reaching 808 Mt in 2016, propping up Chinese iron ore imports on the seaborne market to a record high of 1,024 Mt (dry basis), representing a 7.5% increase from 2015.

Demand for high grade iron ore also improved in 2H16 driven by the productivity requirements of the Chinese steel mills in times of high coking coal prices and due to an

[55] After adjusting for the effects of higher volumes and exchange rates.

62

VALE

Base Metals Annual performance Base Metals adjusted EBITDA totaled US$ 1.848 billion in 2016, representing an increase of US$ 460 million from the US$ 1.388 billion recorded in 2015. The increase was mainly due to lower expenses (US$ 312 million), lower costs56 (US$ 305 million), higher volumes (US$ 148 million) and favorable exchange rate variations (US$ 126 million), which were partially offset by lower base metals prices (US$ 431 million). SALES REVENUES AND VOLUME Sales from base metals and their by-products totaled US$ 6.139 billion in 2016 against US$ 6.163 billion in 2015. The decrease was mainly driven by lower nickel prices (US$ 544 million) which were partially offset by higher sales of nickel (US$ 182 million) and copper (US$ 144 million), higher prices for silver, gold and cobalt by-products (US$ 101 million) and higher volumes for silver, gold and cobalt by-products (US$ 89 million). Nickel production achieved the new annual record of 311 kt in 2016, 20 kt higher than in 2015, as a result of higher production from Sudbury and VNC. Copper production achieved a new annual record of 446 kt in 2016, 32 kt higher than in 2015, as a result of higher production from Salobo and Sudbury. Gold contained as a by-product in our nickel and copper concentrates reached an all-time record of 483,000 troy ounces (oz). COSTS AND EXPENSES Base metals COGS were US$ 4.128 billion (US$ 5.697 billion including depreciation), a decrease of 3.9% compared to 2015. After adjusting for the effects of volumes (US$ 260 million) and exchange rate variations (US$ 123 million), costs decreased by US$ 305 million vs. 2015. SG&A and other expenses, excluding depreciation, were US$ 30 million positive in 2016 due to the US$ 150 million effect of the goldstream transaction recorded in 3Q16. SG&A and other expenses decreased by US$ 66 million in 2016 vs. 2015, excluding the positive effects of the goldstream transactions in 1Q15 and 3Q16. Pre-operating and stoppage expenses, net of depreciation, totaled US$ 114 million, US$ 299 million lower than in 2015, mainly reflecting the end of allocation of VNC costs to pre-operating expenses (US$ 287 million) and lower expenses with Long Harbour (US$ 10 million). 56 Net of the effects of volumes and exchange rate. 64

Base Metals – unit cash cost of sales, net of by-product credits Base Metals – total expenses1 1 Excluding depreciation, amortization, insurance and goldstream. Quarterly performance Adjusted EBITDA was US$ 543 million in 4Q16, increasing US$ 93 million vs. 3Q1657, as a result of higher prices (US$ 123 million) and exchange rate variations (US$ 17 million), which were partially offset by higher costs58 (US$ 21 million) and SG&A expenses (US$ 13 million). 57 3Q16 net of the one-off positive effect of the goldstream transaction (US$ 150 million). 58 After adjusting for impacts of volumes and exchange rate. 65

SALES REVENUES AND VOLUMES Nickel sales revenues were US$ 894 million in 4Q16, increasing US$ 97 million vs. 3Q16 as a result of the positive impact of higher volumes (US$ 53 million) and higher realized nickel prices in 4Q16 (US$ 44 million). Sales volumes were 83 kt, an increase of 6 kt when compared to the previous quarter. Copper sales revenues were US$ 585 million in 4Q16, increasing US$ 133 million vs. 3Q16 as a result of higher realized copper prices in 4Q16 (US$ 101 million) and higher volumes (US$ 32 million). Sales volumes were 115 kt in 4Q16, 8 kt higher than in 3Q16. PGMs (platinum group metals) sales revenues totaled US$ 52 million in 4Q16, decreasing US$ 52 million vs. 3Q16. Sales volumes were 73,000 oz in 4Q16 vs. 130,000 oz in 3Q16. PGMs sales volumes decreased, mainly due to lower production of platinum and palladium. Sales revenues from gold contained as a by-product in our nickel and copper concentrates amounted to US$ 164 million in 4Q16, decreasing by US$ 15 million vs. 3Q16 as a result of lower realized prices (US$ 16 million). Sales volumes of gold as a by-product amounted to 132,000 oz in 4Q16, 3,000 oz higher than in 3Q16. Net operating revenue by product Nickel 894 797 782 3,050 3,412 PGMs 52 104 96 351 404 Silver as by-product 13 9 8 42 30 REALIZED NICKEL PRICES Nickel realized price was US$ 10,803/t, US$ 7/t lower than the average LME nickel price of US$ 10,810/t in 4Q16. Vale’s nickel products are divided into two categories, refined nickel (pellets, powder, cathode, FeNi, Utility Nickel™ and Tonimet™) and intermediates (concentrates, matte, NiO and NHC). Refined nickel products have higher nickel content, typically commanding a premium over the average LME nickel price, whereas nickel intermediates are less pure as they are only partially processed. Due to this difference, intermediate products are sold at a discount. The amount of the discount will vary depending on the amount of processing still required, product forms and level of impurities. The sales product mix is an important driver of nickel price realization. 66 Others523837154119 Total1,7601,5791,4586,1396,163 Gold as by-product164179122627477 Copper5854524131,9151,720 US$ million4Q163Q164Q1520162015

Refined nickel sales accounted for 87% of total nickel sales in 4Q16. Sales of intermediate products accounted for the balance. The realized nickel price differed from the average LME price in 4Q16 due to the following impacts: Premium for refined finished nickel products averaged US$ 325/t, with an impact on the aggregate realized nickel price of US$ 283/t; Discount for intermediate nickel products averaged US$ 2,238/t, with an impact on the aggregate realized nickel price of -US$ 290/t. Price realization – nickel US$/t, 4Q16 REALIZED COPPER PRICES Realized copper price was US$ 5,093 /t, US$ 184/t lower than the average LME copper price of US$ 5,277/t in 4Q16. Vale’s copper products are mostly intermediate forms of copper, predominantly in the form of concentrate, which is sold at a discount to the LME price. These products are sold on a provisional pricing basis during the quarter with final prices determined at a future period, generally one to four months forward59. The realized copper price differed from the average LME price in 4Q16 due to the following impacts: (i) Current period price adjustments: mark-to-market of invoices still open in the quarter 59 On December 31st , 2016, Vale had provisionally priced copper sales totaling 115,687 tons valued at a LME forward price of US$ 5,239/t, subject to final pricing over the next several months. 67 based on the copper price forward curve60 at the end of the quarter (-US$ 214/t); (ii) Prior period price adjustment: variance between the price used in final invoices (and in the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (US$ 434/t); (iii) TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 403/t). Excluding the effects of prior period price adjustments and the discounts for copper intermediate products, including TC/RCs, the gross realized copper price61 was US$ 5,063/t in 4Q16. Price realization – copper US$/t, 4Q16 Realized copper prices increased 21% in 4Q16 vs. 3Q16, while LME copper prices increased 11% in the same period, mainly due to the favourable impact of the provisional pricing system on sales revenues that was US$ 25 million in 4Q16 vs. -US$ 22 million in 3Q16, partially offset by higher discounts associated with copper intermediate products that increased the TC/RCs, penalties and discounts in 4Q16 (US$ 9 million). Average prices Nickel - LME 10,810 10,265 9,437 9,609 11,807 Nickel 10,803 10,317 9,310 9,800 11,684 Platinum (US$/oz) 887 1,060 818 919 1,020 Silver (US$/oz) 18.52 15.15 10.00 16.22 12.63 60 Includes a small amount of final invoices that were provisionally priced and settled within the quarter. 61 Price to be used when comparing with other copper producers’ realized price. 68 Cobalt (US$/lb)12.7111.838.5511.019.95 Gold (US$/oz)1,2461,3831,0641,2601,123 Copper5,0934,2183,8244,4584,353 Copper - LME5,2774,7724,8924,8635,494 US$/ metric ton4Q163Q164Q1520162015

SALES VOLUME PERFORMANCE Sales volumes of nickel achieved 83 kt in 4Q16, 6 kt higher than the previous quarter and in line with 4Q15. Sales volumes of copper achieved an all-time record of 115 kt in 4Q16, 8 kt higher than the previous quarter, and 7 kt higher than in 4Q15, due to higher sales of copper from our North Atlantic nickel operations and Salobo. Sales volumes of gold as a by-product achieved a record 132,000 oz in 4Q16, 3,000 oz higher than in 3Q16 and performance. 18,000 oz higher than in 4Q15, mainly as a result of Salobo’s Volume sold Nickel operations & by products Copper 44 42 43 172 148 Silver as by-product ('000 oz) 524 388 582 1,851 1,655 Cobalt (metric ton) 1,487 1,069 1,433 4,734 3,840 Copper 71 65 65 258 249 Silver as by-product ('000 oz) 203 221 178 727 648 Costs and expenses Costs and expenses, net of the one-off effect of the goldstream transaction (US$ 150 million) in 3Q16, increased US$ 88 million in 4Q16, mainly due to higher sales volumes (US$ 61 million), higher expenses (US$ 23 million), and higher costs (US$ 21 million), partially offset by the positive impact of the exchange rate variation (-US$ 17 million). COSTS OF GOODS SOLD (COGS) Costs totaled US$ 1.112 billion in 4Q16 (or US$ 1.498 billion including depreciation). After adjusting for the effects of exchange rate variations (-US$ 17 million) and higher sales volumes (US$ 61 million), costs increased by US$ 21 million vs. 3Q16, mainly due to personnel costs related to the profit sharing scheme partially offset by lower planned maintenance costs. linked to Vale’s performance, being BASE METALS COGS - 4Q16 x 3Q16 Rate 3Q16 x 4Q16 1,047 61 (17) 21 65 1,112 and amortization Depreciation 382 6 (8) 6 4 386 69 Total1,42967(25)27691,498 Variance drivers US$ million3Q16VolumeExchangeOthersTotal Variation4Q16 Total costs before depreciation Gold as by-product ('000 oz)10710599403346 Copper operations & by products PGMs ('000 oz)73130140507519 Gold as by-product ('000 oz)2524159479 Nickel837784311292 ‘000 metric tons4Q163Q164Q1520162015

UNIT CASH COST Unit cash cost in the North Atlantic Operations were in line with 3Q16. The Onça Puma unit cost increased mainly due to the unfavorable impact of 14% lower production in 4Q16. VNC unit cost net of by-product credits decreased from the US$ 12,425/t recorded in 3Q16 to US$ 11,017/t in 4Q16 mainly due to lower costs associated with planned maintenance (US$ 11 million in 3Q16). Sossego unit cost increased primarily due to the unfavorable impact of 7% lower production in 4Q16. Salobo unit costs decreased mainly due to increased fixed costs dilution as a result of the 12% higher production in 4Q16, together with lower spending on maintenance supplies and services in 4Q16. Base Metals – unit cash cost of sales, net of by-product credits Base Metals – unit cash cost of sales per operation, net of by-product credits1 PTVI (nickel) 5,695 5,192 6,326 8,1663 Onça Puma (nickel) 9,204 7,710 Sossego (copper) 3,207 2,741 2,840 1 North A tlantic figures includes Clydach and A cton refining costs while P TV I and V NC only include stand alone o perations. 2 Unit cash cost of sales includes pre -op erating expe nses for periods prior to 1Q1 6. 3 Excluding the o ne-off effect of the write -off of inventories (US $ 6 4 million) in 3Q 16. 70 Salobo (copper)5899351,571 COPPER VNC2 (nickel)11,01712,42517,380 US$ / t4Q163Q164Q15 NICKEL North Atlantic Operations (nickel)3,4123,4033,582

EXPENSES SG&A and other expenses, excluding depreciation, totaled US$ 53 million, an increase of US$ 20 million when compared to the US$ 33 million in 3Q1662. Pre-operating and stoppage expenses, net of depreciation, totaled US$ 30 million, as a result of Long Harbour expenses. VNC costs are now fully allocated to COGS, no longer impacting pre-operating and stoppage expenses as of 1Q16. Performance by operation The breakdown of the Base Metals EBITDA components per operation is detailed below. Base Metals EBITDA overview – 4Q16 Atlantic Site Site Puma Metals Costs2 (536) (123) (166) (90) (150) (58) 12 (1,112) R&D (12) (3) (2) (2) - - (3) (22) Ni deliveries (kt) 44 21 12 - - 6 - 83 1 Includes the P TV I and V N C off -takes, intercom pany sales, purchase of finished nickel and corporate cent er expenses allocated for base m etals, S G& A and ot hers also include t h e positive effect of divide nds from K NC ( US $ 4 m illion). 2 B ase M etals COGS curren cy exposure in 4Q16 was m ade up as follows: 43% in Cana dian Dollar, 25% in B razilian R eal, 20% in US Dollar, 9% in E uro an d 2% in Indo nesian Rupiah. EBITDA Details of Base Metals’ adjusted EBITDA by operations are as follows: The North Atlantic operations EBITDA was US$ 245 million, decreasing by US$ 40 million vs. 3Q16 mainly due to higher personnel costs as a result of higher profit sharing incentives (US$ 61 million), higher operational service costs and seasonally higher energy costs in 4Q16 relative to 3Q16 due to lower temperatures. PTVI’s EBITDA was US$ 49 million, in line with 3Q16. VNC's EBITDA was negative US$ 32 million, an improvement compared to the negative US$ 39 million in 3Q16, as a result of lower costs (US$ 7 million). 62 Net of the effect of the US$ 150 million from the goldstream transaction in 3Q16 recorded as “other expenses” 71 Cu deliveries (kt)44--2348--115 Pre-operating & stoppage(30)------(30) EBITDA24549(32)36203735543 SG&A and others(23)(4)(1)(13)(2)(3)(8)(53) US$ millionNorthPTVIVNCSossegoSaloboOnçaOther1Total Base Net Revenues84617913714135568341,760

Onça Puma’s EBITDA was US$ 7 million, increasing US$ 56 million vs. 3Q16, as a result of the one-off effect of the write-off of inventories of low-grade ROM (US$ 64 million) in 3Q16. Sossego’s EBITDA was US$ 36 million, increasing US$ 4 million vs. 3Q16 mainly as a result of higher prices (US$ 27 million), which were partially offset by higher costs and expenses (US$ 14 million) and lower volumes (US$ 8 million). Salobo’s EBITDA was US$ 203 million, increasing US$ 72 million vs. 3Q16 (excluding the US$ 150 million impact of the goldstream transaction in 3Q16), mainly due to lower costs and expenses (US$ 31 million), higher prices (US$ 26 million) and volumes (US$ 11 million). Base metals – EBITDA by operation North Atlantic operation1 245 285 187 VNC (32) (39) (107) Sossego2 36 32 14 Other2 35 42 (76) 1 Includes the o perations in Can ad a and in the United K ingdom . 2 Includes the P TV I and V N C off -takes, intercom pany sales, purchase of finished nickel and corporate cent er allocation for base m etals. 3 Includes the p ositive one -off effect of th e goldstream transaction (US $ 1 50 m illion). Market outlook – Base Metals NICKEL LME nickel prices continued to improve during 4Q16 to an average of USD 10,810/t Ni, from US$ 10,265/t Ni in 3Q16. The rally in price can be attributed to increased stainless steel production in China and elsewhere. The LME nickel price averaged US$ 9,609/t in 2016, down 18.6% from 2015. Global stainless steel production continued to increase in 4Q16, rising approximately 12% vs. the same period in 2015. Stainless steel production in China in 4Q16 was up approximately 5% vs. 3Q16 and increased 15% vs. 4Q15 as production continued to expand despite capacity closures during the quarter. Demand for nickel in non-stainless applications remained robust, particularly in the automotive and aerospace sectors. On the supply side, global refined production declined by almost 2% in 2016 vs. 2015. Chinese NPI production increased 11% in 4Q16 vs. 3Q16 and was up 28% vs. 4Q15. Despite 72 Total 5436003111 Salobo203281375 Onça Puma7(49)(10) PTVI494828 US$ million4Q163Q164Q15 the increase, nickel ore imports into China, which feed NPI production, were down by 10% in 11M16 vs. 11M15. Imports of FeNi into China increased to 140.8 kt contained Ni in 11M16 versus 127.5 kt contained Ni in 11M15, largely as a result of continued Indonesian nickel smelter production ramping up. Refined nickel imports into China grew in 11M16 with 345 kt of nickel imported in 2016 versus 258 kt over the same period in 2015. Total exchange inventories continued to decline during the fourth quarter versus the third with increases in LME stocks being outpaced by a decline in SHFE inventories. LME stocks at the end of the year stood at 371 kt, declining by 70 kt since the start of the year. Conversely, inventories on the SHFE increased by 45.6 kt to 93.9 kt over the same period. The net impact on global exchange inventories was a decline of 24.4 kt over the course of 2016, indicating the nickel market was in deficit for the year. On January 11th, 2017, the Indonesian government released a ministerial decree changing the 2009 Mining Law No. 4/2009, which stipulates a ban on the export of unprocessed and semi-processed ores from the country. The ministerial decree allows for the controlled recommencement of nickel ore exports from Indonesia. This change may have the unintended consequence of delaying investment in smelter development given the availability of Indonesian nickel ore expected to enter the market. On February 2nd, 2017, the Philippine government announced the results of a country-wide mining audit undertaken by the Department of Environment and Natural Resources (DENR) with over half of the mines associated with Philippine nickel ore exports identified for potential closure. It is unclear how much ore could potentially be exported from Indonesia and, likewise, it is uncertain if the Philippine mines will be closed or temporarily suspended. The market was in deficit in 2016 and the deficit was expected to widen in 2017. However, depending on Indonesian ore export volumes as well as Philippine mine closures, if any, the deficit in 2017 is likely to be lower than forecast and with that the reduction in global inventories is also likely to slow down. As a result, price recovery is expected to take longer than previously anticipated. The long-term outlook for nickel continues to be positive as the market is likely to remain in deficit while capital investment for new projects and replacement volumes are deferred within the context of challenging economic conditions. Demand is expected to pick up as global economies stabilize and continue to grow, while increasing demand from the battery segment for electric vehicle manufacturing will play an increasingly important role in the nickel market over the coming years. COPPER After being relatively range bound over the first three quarters of 2016, LME copper prices rose by almost 11% in the fourth quarter to an average of US$ 5,277/t Cu from US$ 4,772/t Cu in the third quarter. This price increase was driven by strengthening demand from China 73 as well as positive sentiment surrounding a potential increase in infrastructure spending in the United States. The average copper price in 2016 was US$ 4,863/t, down 11.5% from 2015. Global demand for refined copper remained subdued in the fourth quarter as higher copper prices resulted in more scrap entering the market. This was evident in China as refined copper consumption declined just over 8% in 4Q16 vs. 3Q16. However, global demand was up over 2% in 4Q16 vs. the same quarter in 2015 as key copper consuming sectors including auto production and air conditioning improved in 2016. On the supply side, global refined copper production increased by 5% driven primarily by increased output in China where refined output increased by just over 8% in 2016 vs. 2015. This resulted in increased demand for copper concentrate imports and a subsequent slowing of refined imports (+30% and +0.4% in 11M16 vs. 11M15, respectively). Chinese copper smelter spot TC/RCs declined significantly in November as the 2017 benchmark price settled approximately 5% lower than the 2016 level.Spot TC/RCs continued to fall in December as the concentrate market is expected to tighten going into 2017. Shanghai and Comex inventories increased over the fourth quarter (39.5 kt and 16.1 kt Cu, respectively) while the LME declined by 43.9 kt Cu. Total inventories increased by 72.7 kt Cu across all three exchanges over the course of 2016 and totaled just over 555 kt Cu at the end of 2016, indicating the copper market was in surplus in 4Q16. The market is expected to shift into balance in 2017 as demand for refined copper continues to improve and supply growth levels off as projects and recent mine expansions complete ramp-up. However, increased risk of mine supply disruptions, given ongoing labor strikes and negotiations in Chile and export negotiations in Indonesia, are seen to support prices in the near term. Ahead as well, there is some uncertainty on demand growth levels in China during the second half of the year. Still, over the longer term the copper market is expected to improve as future supply is constrained by declining ore investment. grades and deferred capital Selected financial indicators - Base Metals Net Revenues 1,760 1,579 1,458 6,139 6,163 Expenses¹ (57) 117 (95) 30 44 R&D expenses (22) (23) (32) (83) (111) Adjusted EBITDA 543 600 111 1,848 1,388 Adjusted EBIT 129 197 (373) 186 (452) ¹ Net of d epreciation and am ortization 74 Adjusted EBIT margin (%)7.412.5(25.6)3.0(7.3) Depreciation and amortization(410)(403)(484)(1,658)(1,840) Dividends received40040 Pre-operating and stoppage expenses¹(30)(26)(89)(114)(412) Costs¹(1,112)(1,047)(1,131)(4,128)(4,296) US$ million4Q163Q164Q1520162015

Coal Annual performance EBITDA Adjusted EBITDA for the Coal business segment improved significantly to negative US$ 54 million in 2016 from negative US$ 508 million in 2015, as a result of the ramp-up of the Nacala Logistics Corridor and the Moatize II plant and the significant increase in coal prices, which were partly offset by the geological issues faced by Carborough Downs in 2016. The EBITDA increase of US$ 454 million was mainly driven by lower costs and expenses63 (US$ 386 million) and higher sales prices (US$ 155 million). Adjusted EBITDA of coal shipped through the Nacala port reached US$ 110 million in 2016 with the ramp-up of the Nacala Logistics Corridor and the start-up of the Moatize II coal handling and processing plant (CHPP). Further improvements in the coal business performance are expected as the ramp-up of both the Nacala Logistics Corridor and of the Moatize II CHPP progress. The ramp-up is progressing very well, with another monthly production record being achieved in January 2017, which led to a reduction of US$ 21.0/t in the production cost per ton of coal shipped through the Nacala port64, from US$ 97.8/t in 4Q16 to US$ 76.8/t in January 2017. The adjusted EBITDA of coal shipped through the Beira Port was negative US$ 215 million being partly offset by the adjusted EBITDA from the Australian operations of US$ 51 million in 2016. SALES REVENUES AND VOLUMES Net sales revenues of metallurgical coal increased to US$ 587 million in 2016 from US$ 479 million in 2015, as a result of higher sales prices (US$ 161 million) which were partly offset by lower sales volumes (US$ 51 million). Net sales revenues of thermal coal increased to US$ 252 million in 2016 from US$ 47 million in 2015 as a result of higher sales volumes (US$ 208 million) which were partly offset by lower sales prices (US$ 5 million). Sales volumes of metallurgical coal totaled 4.907 Mt in 2016, decreasing 707 kt vs. 2015, as a result of the 33% decrease in sales volumes from Carborough Downs, which faced geological issues in 2016 and was divested in November 2016. Sales volumes of thermal coal reached 5.457 Mt in 2016, compared to 0.892 Mt in 2015, as a result of the increase in logistics capacity with the ramp-up of the Nacala Logistics Corridor allowing for the sale of thermal coal inventories. 63 After adjusting for the impacts of volumes and exchange rate variation. 64 FOB cash cost at the port (mine, plant, railroad and port) . 75

REALIZED PRICES The metallurgical coal realized price, including Moatize coking coal products and Carborough Downs hard coking coal, increased to US$ 119.5/t in 2016 from the US$ 85.5/t recorded in 2015, while the thermal coal realized price decreased to US$ 46.2/t in 2016 compared to US$ 52.4/t in 2015. COSTS AND EXPENSES Coal costs and expenses, net of depreciation, totaled US$ 893 million in 2016, decreasing from the US$ 1.062 billion recorded in 2015. After adjusting for the effects of higher sales volumes (US$ 220 million) and exchange rate variation (US$ 3 million), costs and expenses decreased by US$ 386 million in 2016 vs. 2015. ANNUAL PERFORMANCE BY OPERATION Highlights by operation are: Australia Adjusted EBITDA for the Australian operations65 was US$ 51 million in 2016, improving from negative US$ 28 million in 2015, despite the lower sales volumes due to the geological issues faced in 2016 and the divestment of the Carborough Downs operations in November 2016. The increase of US$ 79 million vs. 2015 was mainly a result of the positive impacts of lower costs and expenses66 (US$ 42 million) and higher sales prices (US$ 15 million). Costs and expenses, net of depreciation, for the Australian operations decreased to US$ 111 million in 2016, compared to US$ 258 million in 2015. After adjusting for the effects of lower volumes and exchange rate variation (US$ 105 million), costs and expenses decreased US$ 42 million in 2016 vs. 2015. Mozambique Adjusted EBITDA for the operations in Mozambique was negative US$ 105 million in 2016 compared to the negative US$ 508 million in 2015. The improvement vs. 2015 was mainly driven by the positive impacts of lower costs and expenses67 (US$ 344 million) and higher sales prices (US$ 140 million). 65 Includes Carborough Downs operations, Broadlea, currently in care and maintenance, and Eagle Downs. 66 After adjusting for the impacts of volumes and exchange rate variation. 67 After adjusting for the impact of volumes variation. 76

Adjusted EBITDA for coal shipped through the Nacala port was US$ 110 million in 2016, while adjusted EBITDA for coal shipped through the Beira Port was negative US$ 215 million. Production cost per ton of coal shipped through the Nacala port68 was US$ 107.3/t in 2016, while production cost per ton of coal shipped through the Beira port70 totaled US$ 143.3/t in 2015. Costs and expenses, net of depreciation, decreased to US$ 782 million in 2016, compared to US$ 804 million in 2015. After adjusting for the effects of higher volumes (US$ 322 million), costs and expenses decreased US$ 344 million in 2016 vs. 2015 as a result of the ramp-up of the Nacala Logistics Corridor and the Moatize II CHPP. Railed volume69 reached 8.8 Mt in 2016, being 113% higher than the 4.1 Mt recorded in 2015, and shipped volume71 totaled 8.7 Mt in 2016, being 136% higher than the 3.7 Mt recorded in 2015, as a result of the ramp-up of the Nacala Logistics Corridor. Quarterly performance EBITDA Adjusted EBITDA for the Coal business segment improved significantly to US$ 156 million in 4Q16 from negative US$ 7 million in 3Q16. The increase of US$ 163 million was mainly driven by the positive impacts of higher sales prices (US$ 200 million) which were partly offset by higher costs and expenses70 (US$ 43 million). Adjusted EBITDA of coal shipped through the Nacala port improved significantly to US$ 163 million in 4Q16 from negative US$ 7 million in 3Q16. The adjusted EBITDA at the Beira Port was negative US$ 21 million being partially offset by the adjusted EBITDA from the Australian operations of US$ 14 million in 4Q16. SALES REVENUES AND VOLUMES Net sales revenues of metallurgical coal increased to US$ 300 million in 4Q16 from US$ 105 million in 3Q16, as a result of higher sales prices (US$ 179 million) and higher sales volumes (US$ 20 million). Net sales revenues of thermal coal increased to US$ 76 million in 4Q16 from US$ 58 million in 3Q16 as a result of higher sales prices (US$ 21 million) which were partly offset by lower sales volumes (US$ 7 million). 68 FOB cash cost at the port (mine, plant, railroad and port). 69 Includes Sena-Beira and Nacala Logistics Corridor . 70 After adjusting for the impacts of volumes and exchange rate variation. 77

Sales volumes of metallurgical coal totaled 1.382 Mt in 4Q16, increasing 19.6% vs. 3Q16, as a result of the ramp-up of Moatize II. Sales volumes of thermal coal totaled 1.121 Mt in 4Q16, 11.9% lower than in 3Q16, as a result of the increase in the metallurgical coal volume transported through the Nacala Logistics Corridor with the ramp-up of Moatize II. REALIZED PRICES Coal sales are distributed across three pricing systems, namely the: (i) quarterly fixed benchmark prices; (ii) index prices and (iii) fixed prices. Quarterly fixed benchmark prices are used for pricing only metallurgical coal and are determined based on negotiations between the Australian coal producers and the main steel mills in Japan, South Korea and Taiwan, usually prior to the beginning of the quarter. Once the quarterly fixed benchmark price is agreed and announced to the market, other coal players adopt it for pricing their coal trades. Index prices are provided by several index providers, such as Platts, Global Coal, TSI and Metal Bulletin, and used as price references considering product type (metallurgical or thermal) and characteristics (low vs. mid volatile; hard vs. semi soft coking coal or PCI, high vs. low energy, among others). A premium or discount is then applied over the index reference price depending on Vale’s product quality. Vale’s index priced sales are generally lagged, i.e. usually based on the average price for the period corresponding to 1-month prior to the ship loading date. Fixed prices are determined between Vale and the client and are based on Vale’s product characteristics and quality. Vale’s coal sales from Mozambique are mostly on a CFR basis with prices determined by adding the specific freight differential to the FOB index reference price, whereas sales from Carborough Downs are based on an FOB Queensland basis. The main coal products from the Moatize mine are the Chipanga hard coking coal (HCC), the newly launched Moatize Low Volatile (MLV) HCC and the Moatize thermal coal. The main coal products from Carborough Downs are the HCC and the Pulverized Coal Injection (PCI). Metallurgical coal In 4Q16, metallurgical coal sales were priced as follows: (i) 16% based on the quarterly fixed benchmark prices; (ii) 78% based on index lagged prices; and (iii) 6% based on fixed prices. The metallurgical coal realized price, including Moatize coking coal products and Carborough Downs hard coking coal, increased 137% to US$ 216.9/t in 4Q16 from the US$ 91.04/t recorded in 3Q16. 78

Seaborne coking coal prices have maintained an upward trend in 4Q16 until peaking at US$ 310/t by late November 2016 and easing back to US$ 230/t by the end of 2016. Higher realized sales prices for metallurgical coal were a result of the significant increase of coking coal prices and the higher sales volumes based on index linked prices despite the gap between the benchmark price fixed at US$ 200/t for 4Q16 versus the index average71 of US$ 266.85/t in the same period. Metallurgical coal prices Premium Low Vol HCC index price 1 266.2 135.6 76.6 HCC benchmark price 200.0 92.5 84.0 1 Platts Premium Low Vol Hard Coking Coal FOB A ustralia. 2 Platts Mid Vol Hard Coking Coal 64 CSR FOB Australia. Price realization in 4Q16 for metallurgical coal from Mozambique was impacted by: Quality adjustment over the index reference price due to product characteristics which negatively impacted prices in 4Q16 by US$ 7.4/t. Sales using lagged index prices which negatively impacted prices in 4Q16 by US$ 14.9/t, as index prices sharply increased in 4Q16, Sales using the quarterly benchmark pricing system which negatively impacted prices in 4Q16 by US$ 10.3/t mainly as a result of the gap between the quarterly benchmark price and the average index price in 4Q16. Freight differentials which negatively impacted prices in 4Q16 by US$ 0.1/t, mainly due to freight differentials between Vale’s freight rates contracted from Mozambique to the delivery ports and the freight rates set in the sales contracts, which are determined considering the delivery from the index reference port. Other adjustments, mainly price discounts due to penalties and trials with new costumers or new products, which negatively impacted prices in 4Q16 by US$ 1.1/t. 71 Premium Low Vol HCC index price. 79 Vale’s metallurgical coal realized price216.991.073.8 Mid Vol HCC index price 2233.4120.873.9 US$ / metric ton4Q163Q164Q15

Price realization – Metallurgical coal from Mozambique US$/t 4Q16 Price realization in 4Q16 for the Hard Coking Coal from Carborough Downs was impacted by: Quality adjustment which positively impacted prices by US$ 3.4/t. Lagged index prices which negatively impacted prices by US$ 36.5/t. Quarterly benchmark price which negatively impacted prices by US$ 27.7/t. Commercial discount and other items which negatively impacted prices by US$ 11.7/t 80

Price realization – Carborough Downs Hard Coking Coal US$/t, 4Q16 Thermal coal In 4Q16, thermal coal sales were priced as follows: (i) 83% based on index prices and (ii) 17% based on fixed prices. The realized price of thermal coal was US$ 67.9/t in 4Q16, increasing 48.2% vs. US$ 45.8/t in 3Q16. Thermal coal price realization improved as a result of the increase in sales volumes under contracts and higher prices. A better demand in 4Q16 with restocking in Europe and Asia ahead of winter partially supported prices amid uncertainties regarding weather disruptions in Australia and Indonesia. Price realization in 4Q16 for thermal coal was impacted by: Quality adjustment which negatively impacted prices by US$ 9.4/t. Lagged index and fixed pricing which negatively impacted prices by US$ 3.5/t. Commercial discount which negatively impacted prices by US$ 4.6/t. 81

Price realization – Thermal coal from Mozambique US$/t, 4Q16 COSTS AND EXPENSES Coal costs and expenses, net of depreciation, totaled US$ 220 million in 4Q16, increasing against the US$ 170 million recorded in 3Q16. After adjusting for the effects of higher volumes (US$ 7 million), costs and expenses increased by US$ 43 million in 4Q16 vs. 3Q16, mainly in the Carborough Downs operations (US$ 34 million). QUARTERLY PERFORMANCE BY OPERATION Highlights by operation are: Australia Adjusted EBITDA for the Australian operations72 was US$ 14 million in 4Q16, decreasing from US$ 28 million in 3Q16 as a result of the divestment of the Carborough Downs operations in November 2016. Costs and expenses, net of depreciation, for Australian operations totaled US$ 35 million in 4Q16, compared to US$ 1 million in 3Q16, which was positively impacted by the reversal of inventory impairments of US$ 10 million. After adjusting for the reversal of inventory impairments in 3Q16, costs and expenses increased by US$ 26 million. 72 Includes Carborough Downs operations; Broadlea and Eagle Downs are currently in care and maintenance. 82

Mozambique Adjusted EBITDA for the operations in Mozambique improved significantly to US$ 142 million in 4Q16 compared to the negative US$ 35 million in 3Q16. The increase of US$ 177 million vs. 3Q16 was mainly driven by the positive impacts of higher sales prices (US$ 178 million). Adjusted EBITDA of coal shipped through the Nacala port improved to US$ 163 million in 4Q16 from negative US$ 7 million in 3Q16. Adjusted EBITDA at the Beira port was negative US$ 21 million. Production cost per ton of coal shipped through the Nacala port73 increased 11% to US$ 97.8/t in 4Q16 from US$ 87.3/t in 3Q16 due to constraints on the supply of explosives affecting the blasting process and resulting in a lower production figure compared to 3Q16. Supply of explosives was reestablished and operational performance has been constantly improving since then, with production totaling 0.6 Mt in December 2016 and reaching the monthly record of 0.8 Mt in January 2017. Production cost per ton of coal shipped through the Nacala port75 decreased by US$ 21.0/t to US$ 76.8/t in January 2017, compared to the US$ 97.8/t recorded in 4Q16, as a result of growing production and the ramp-up of the Nacala Logistics Corridor. Costs and expenses, net of depreciation, amounted to US$ 185 million in 4Q16, compared to US$ 169 million in 3Q16. After adjusting for the effects of higher volumes (US$ 7 million), costs and expenses increased US$ 9 million in 4Q16 vs. 3Q16 as a result of higher stoppage expenses at Beira and the above-mentioned increase in production costs. Railed volume74 was 2.4 Mt in 4Q16, being 13% higher than the 2.1 Mt railed in 3Q16. Shipped volume76 was 2.1 Mt in 4Q16, in line with the 2.2 Mt shipped in 3Q16. In December 2016, our logistics operations in Mozambique reached all-time records, with railed volumes76 of 1,097,000 t and shipped volumes76 of 1,071,000 t. COAL MARKET OUTLOOK Coking coal prices continued to perform well in 4Q16 on the back of a still strong Chinese demand, production restrictions in China and operational problems at mines in Australia. 73 FOB cash cost at the port (mine, plant, railroad and port). 74 Includes Sena-Beira and Nacala Logistics Corridor . 83

Prices for the low volatility premium hard coking coal quarterly benchmark FOB Australia increased by 116% from US$ 92/t in 3Q16 to US$ 200/t in 4Q16, and also spot prices continued to climb from US$ 133/t in 3Q16 to US$ 262/t in 4Q16. The coking coal price rally started in 2H16, when China’s supply side reform discouraged local coal production, mainly with restrictions on the number of days of mine operations, as demand for coal, an input for steel production, continued strong. In the year, China's coal production declined by 11% year-on-year, while its steel production increased by 1.2%. To meet its needs for metallurgical coal, China resorted to the seaborne market, increasing its coking coal imports by nearly 24% year-on-year reaching 59.2 Mt, reversing the decline observed over the two preceding years. As the market remained tight, Chinese regulators (NDRC) began to ease production controls in September and decided to lift the 276-day constraint mid-November allowing domestic coal miners to reestablish the 330 days per annum of operation at the mines. Local raw production rebounded, increasing by 9.3% MoM from 282 Mt in October to 308 Mt in November, and prices started to decrease as well. The NDRC decision was extended until the end of 1Q17. Despite the price decrease at the end of 4Q16, benchmark price for low-volatile hard coking coal was set at US$ 285/t in 1Q17 and low-volatile PCI settled at US$ 180/t FOB Australia. Thermal coal prices also rallied in 4Q16. The Richards Bay Thermal Coal index first inched higher from around US$ 75/t at the beginning of 4Q16 to US$ 101/t in early November 2016. The average price in 4Q16 increased from US$ 65/t to US$ 85/t supported by Chinese demand and weather disruptions in Indonesia. Electricity output in China increased 4.5% year on year to 5,911 TWh in 2016. Of this, thermal power output was 4,396 TWh, or 74.4% of its total output, rising 2.6% year on year. Conversely, European thermal coal demand has fallen by 13% year on year, largely due to coal-fired power plant capacity closures in the UK. The renewed relaxation measure in China should allow the market to return to balance into 2017 and the thermal coal price to correct through the year. 84

Prices for the low volatility premium hard coking coal quarterly benchmark FOB Australia increased by 116% from US$ 92/t in 3Q16 to US$ 200/t in 4Q16, and also spot prices continued to climb from US$ 133/t in 3Q16 to US$ 262/t in 4Q16.

The coking coal price rally started in 2H16, when China's supply side reform discouraged local coal production, mainly with restrictions on the number of days of mine operations, as demand for coal, an input for steel production, continued strong. In the year, China's coal production declined by 11% year-on-year, while its steel production increased by 1.2%. To meet its needs for metallurgical coal, China resorted to the seaborne market, increasing its coking coal imports by nearly 24% year-on-year reaching 59.2 Mt, reversing the decline observed over the two preceding years.

As the market remained tight, Chinese regulators (NDRC) began to ease production controls in September and decided to lift the 276-day constraint mid-November allowing domestic coal miners to reestablish the 330 days per annum of operation at the mines. Local raw production rebounded, increasing by 9.3% MoM from 282 Mt in October to 308 Mt in November, and prices started to decrease as well. The NDRC decision was extended until the end of 1Q17.

Despite the price decrease at the end of 4Q16, benchmark price for low-volatile hard coking coal was set at US$ 285/t in 1Q17 and low-volatile PCI settled at US$ 180/t FOB Australia.

Thermal coal prices also rallied in 4Q16. The Richards Bay Thermal Coal index first inched higher from around US$ 75/t at the beginning of 4Q16 to US$ 101/t in early November 2016. The average price in 4Q16 increased from US$ 65/t to US$ 85/t supported by Chinese demand and weather disruptions in Indonesia.

Electricity output in China increased 4.5% year on year to 5,911 TWh in 2016. Of this, thermal power output was 4,396 TWh, or 74.4% of its total output, rising 2.6% year on year. Conversely, European thermal coal demand has fallen by 13% year on year, largely due to coal-fired power plant capacity closures in the UK.

The renewed relaxation measure in China should allow the market to return to balance into 2017 and the thermal coal price to correct through the year.

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Fertilizer nutrients 19th On December 2016, Vale announced the sale of its Fertilizers assets to Mosaic, excluding its nitrogen and phosphate assets at Cubatão. Vale also announced that it expects to sell the Cubatão assets in 2017. Considering the expectation to sell all the Fertilizers assets in the short term, Vale will report on its Financial Statements operational and financial results altogether for the Fertilizers segment in the income statements under “loss of discontinued operations”. For comparison purposes, all analysis presented on this press release includes the Fertilizers numbers, however we also present the tables without the Fertilizers numbers (“ex-Fertilizers”) in order to allow reconciliation with the Financial Statements. 86

Financial indicators of non-consolidated companies For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com / investors / information to the market / financial statements. Conference call and webcast Vale will host two conference calls and webcasts on Thursday, February 23, 2017. The first, in Portuguese (non-translated), at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time (10:00 a.m. US Eastern Standard Time and 3:00 p.m. British Standard Time). Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 888) 700-0802 Participants from other countries: (1 786) 924-6977 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S.: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/investors. A podcast will be available on Vale’s Investor Relations website. This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial productio n, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Co mmission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 87

Financial indicators of non-consolidated companies

For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com / investors / information to the market / financial statements.

Conference call and webcast

Vale will host two conference calls and webcasts on Thursday, February 23, 2017. The first, in Portuguese (non-translated), at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time (10:00 a.m. US Eastern Standard Time and 3:00 p.m. British Standard Time).

Dial in to conference calls/webcasts:

In Portuguese:
Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001
Participants from the US: (1 888) 700-0802
Participants from other countries: (1 786) 924-6977
Access code: VALE

In English:
Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001
Participants from the U.S.: (1 866) 262-4553
Participants from other countries: (1 412) 317-6029
Access code: VALE

Instructions for participation will be available on the website: www.vale.com/investors. A podcast will be available on Vale's Investor Relations website.

This press release may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

87

Balance sheet 4,262 5,369 3,591 Cash and cash equivalents 363 322 219 Other financial assets 171 317 900 Prepaid income taxes 587 651 311 Others 1,023 1,073 882 Judicial deposits 548 542 471 Recoverable income taxes 7,554 6,849 7,904 Deferred income taxes 68,771 72,062 62,366 Fixed assets 3,910 3,751 3,365 Suppliers and contractors 1,086 1,426 2,551 Other financial liabilities 173 154 241 Provision for income taxes 798 0 0 Dividends and interest on capital 963 1,471 640 Others 27,678 29,268 26,347 Loans and borrowing 4,961 4,977 4,085 Taxes payable 6,215 6,608 5,309 Provisions 2,090 2,158 1,749 Gold stream transaction 89 Others 1,7601,9651,099 Total liabilities 57,99160,25652,788 Stockholders' equity 41,02441,83135,704 Total liabilities and stockholders' equity 99,014102,08788,492 Liabilities related to associates and joint ventures 7857950 Deferred income taxes 1,7001,6761,670 Other financial liabilities 2,1271,9621,984 Liabilities directly associated with non-current assets held for sale and60149107 discontinued operations Non-current liabilities 47,31649,40942,243 Liabilities related to associates and joint ventures 2923290 Provisions 1,043752540 Taxes payable 673634595 Loans and borrowing 1,6772,1812,506 Total assets 99,014102,08788,492 Liabilities Current liabilities 10,67510,84710,545 Others 519661613 Recoverable taxes 879688501 Other financial assets 628705282 Non-current assets held for sale and discontinued operation 4,5464,7894,044 Non-current assets 11,15110,51810,653 Recoverable taxes 1,6791,6031,404 Inventories 3,7363,9003,528 Accounts receivable 3,7492,5561,476 US$ million31/12/201630/9/201631/12/2015 Assets Current assets 19,09319,50715,473

Balance sheet

US$ million	31/12/2016	30/9/2016	31/12/2015
Assets			
Current assets	19,093	19,507	15,473
Cash and cash equivalents	4,262	5,369	3,591
Accounts receivable	3,749	2,556	1,476
Other financial assets	363	322	219
Inventories	3,736	3,900	3,528
Prepaid income taxes	171	317	900
Recoverable taxes	1,679	1,603	1,404
Others	587	651	311
Non-current assets held for sale and discontinued operation	4,546	4,789	4,044
Non-current assets	11,151	10,518	10,653
Judicial deposits	1,023	1,073	882
Other financial assets	628	705	282
Recoverable income taxes	548	542	471
Recoverable taxes	879	688	501
Deferred income taxes	7,554	6,849	7,904
Others	519	661	613
Fixed assets	68,771	72,062	62,366
Total assets	99,014	102,087	88,492
Liabilities			
Current liabilities	10,675	10,847	10,545
Suppliers and contractors	3,910	3,751	3,365
Loans and borrowing	1,677	2,181	2,506
Other financial liabilities	1,086	1,426	2,551
Taxes payable	673	634	595
Provision for income taxes	173	154	241
Provisions	1,043	752	540
Dividends and interest on capital	798	0	0
Liabilities related to associates and joint ventures	292	329	0
Others	963	1,471	640
Liabilities directly associated with non-current assets held for sale and discontinued operations	60	149	107
Non-current liabilities	47,316	49,409	42,243
Loans and borrowing	27,678	29,268	26,347
Other financial liabilities	2,127	1,962	1,984
Taxes payable	4,961	4,977	4,085
Deferred income taxes	1,700	1,676	1,670
Provisions	6,215	6,608	5,309
Liabilities related to associates and joint ventures	785	795	0
Gold stream transaction	2,090	2,158	1,749
Others	1,760	1,965	1,099
Total liabilities	57,991	60,256	52,788
Stockholders' equity	41,024	41,831	35,704
Total liabilities and stockholders' equity	99,014	102,087	88,492

89

VALE

Cash flow

US$ million	4Q16	3Q16	4Q15	2016	2015
Cash flows from operating activities:					
Net income (loss) before taxes on income	(46)	997	(8,765)	6,127	(17,720)
Adjustments to reconcile					
Depreciation, depletion and amortization	1,094	963	984	3,834	4,029
Equity Income	80	(46)	37	(312)	439
Other items from non-current assets	45	62	29	1,136	136
Impairment on assets and investments	2,912	0	9,372	2,912	8,926
Items of the financial result	606	1,047	(353)	(1,863)	10,801
Variation of assets and liabilities					
Accounts receivable	(1,548)	(343)	785	(2,799)	1,671
Inventories	370	12	(73)	398	(304)
Suppliers and contractors	(194)	255	491	42	740
Payroll and related charges	123	(16)	(79)	152	(603)
Tax assets and liabilities, net	(6)	(43)	91	(100)	(258)
Goldstream transaction	0	524	0	524	532
Others	278	(186)	(330)	701	(258)
Net cash provided by operations	3,714	3,226	2,189	10,752	8,131
Interest on loans and financing	(421)	(423)	(305)	(1,666)	(1,462)
Derivatives received (paid), net	(548)	(191)	(275)	(1,602)	(1,202)
Remuneration paid to debentures	(47)	0	(26)	(84)	(65)
Income taxes	(55)	(88)	(162)	(402)	(527)
Income taxes - settlement program	(113)	(116)	(86)	(417)	(384)
Net cash provided by operating activities	2,530	2,408	1,335	6,581	4,491
Cash flows from investing activities:					
Additions to investments	(9)	(9)	(12)	(239)	(156)
Additions to property, plant and equipment	(1,396)	(1,249)	(2,190)	(5,243)	(8,371)
Proceeds from disposal of assets and investments	203	327	423	554	1,456
Dividends and interest on capital received from joint ventures and associates	79	0	87	197	318
Proceeds from goldstream transaction	0	276	0	276	368
Others	(163)	(2)	(36)	(243)	226
Net cash used in investing activities	(1,286)	(657)	(1,728)	(4,698)	(6,159)
Cash flows from financing activities:					
Loans and financing					
Additions	788	1,573	1,045	6,994	4,995
Repayments	(2,781)	(1,987)	(1,012)	(7,734)	(2,826)
Dividends and interest on capital attributed to shareholders	(250)	0	(500)	(250)	(1,500)
Dividends and interest on capital attributed to noncontrolling interest	(87)	(129)	(3)	(291)	(15)
Other transactions with noncontrolling interest	0	0	0	(17)	1,049
Net cash provided by (used in) financing activities	(2,330)	(543)	(470)	(1,298)	1,703
Increase (decrease) in cash and cash equivalents	(1,085)	1,208	(863)	585	35
Cash and cash equivalents in the beginning of the period	5,369	4,168	4,397	3,591	3,974
Effect of exchange rate changes on cash and cash equivalents	(22)	(7)	57	86	(418)
Cash and cash equivalents, end of period	4,261	5,369	3,591	4,262	3,591
Non-cash transactions:					
Additions to property, plant and equipment - interest capitalization	90	172	193	653	761

90

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Annex 3 – reconciliation of IFRS and “NON-GAAP” information including Fertilizers (a) Adjusted EBIT¹ 9,694 7,323 5,899 Net operating revenues (151) (153) (167) SG&A (133) (122) (238) Pre-operating and stoppage expenses ¹ E xcluding n on-recurring effects. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position: Reconciliation between adjusted EBITDA and operational cash flow 4,770 3,023 1,391 Adjusted EBITDA 1,548 57 985 Accounts receivable (194) 255 491 Suppliers 476 79 (414) Others 3,892 3,227 2,189 Cash provided from operations (113) (116) (86) Income taxes paid - settlement program (47) 0 (26) Participative stockholders' debentures paid (c) Net debt Total debt 29,355 31,449 28,853 Net debt 25,075 25,965 25,234 ¹ Including financial investm ents (d) Total debt / LTM Adjusted EBITDA Total debt / LTM Adjusted EBITDA (x) 2.4 3.6 4.1 (e) LTM Adjusted EBITDA / LTM interest payments Adjusted LTM EBITDA / LTM gross interest (x) 6.9 5.0 4.3 92 LTM adjusted EBITDA / LTM interest payments (x)7.25.54.5 US$ million4Q163Q164Q15 Total debt / LTM operational cash flow (x)9.917.66.5 US$ million4Q163Q164Q15 Cash and cash equivalents¹4,2805,4843,619 US$ million4Q163Q164Q15 Derivatives received (paid), net (548)(191)(275) Net cash provided by (used in) operating activities 2,7082,4091,335 Interest paid for third parties (421)(423)(305) Income taxes paid - current (55)(88)(162) Adjustment for non-recurring items and other effects (105)(183)(112) Payroll and related charges 123(16)(79) Inventories 37012(73) Working capital: US$ million4Q163Q164Q15 Other operational expenses (157)5164 Adjusted EBIT 3,5972,059320 Research and development (118)(85)(119) COGS (5,538)(4,955)(5,119) US$ million4Q163Q164Q15

Annex 3 – reconciliation of IFRS and "NON-GAAP" information including Fertilizers

(a) Adjusted EBIT[1]

US$ million	4Q16	3Q16	4Q15
Net operating revenues	9,694	7,323	5,899
COGS	(5,538)	(4,955)	(5,119)
SG&A	(151)	(153)	(167)
Research and development	(118)	(85)	(119)
Pre-operating and stoppage expenses	(133)	(122)	(238)
Other operational expenses	(157)	51	64
Adjusted EBIT	**3,597**	**2,059**	**320**

[1] Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	4Q16	3Q16	4Q15
Adjusted EBITDA	4,770	3,023	1,391
Working capital:			
Accounts receivable	1,548	57	985
Inventories	370	12	(73)
Suppliers	(194)	255	491
Payroll and related charges	123	(16)	(79)
Others	476	79	(414)
Adjustment for non-recurring items and other effects	(105)	(183)	(112)
Cash provided from operations	3,892	3,227	2,189
Income taxes paid - current	(55)	(88)	(162)
Income taxes paid - settlement program	(113)	(116)	(86)
Interest paid for third parties	(421)	(423)	(305)
Participative stockholders' debentures paid	(47)	0	(26)
Derivatives received (paid), net	(548)	(191)	(275)
Net cash provided by (used in) operating activities	**2,708**	**2,409**	**1,335**

(c) Net debt

US$ million	4Q16	3Q16	4Q15
Total debt	29,355	31,449	28,853
Cash and cash equivalents[1]	4,280	5,484	3,619
Net debt	25,075	25,965	25,234

[1] Including financial investments

(d) Total debt / LTM Adjusted EBITDA

US$ million	4Q16	3Q16	4Q15
Total debt / LTM Adjusted EBITDA (x)	2.4	3.6	4.1
Total debt / LTM operational cash flow (x)	9.9	17.6	6.5

(e) LTM Adjusted EBITDA / LTM interest payments

US$ million	4Q16	3Q16	4Q15
Adjusted LTM EBITDA / LTM gross interest (x)	6.9	5.0	4.3
LTM adjusted EBITDA / LTM interest payments (x)	7.2	5.5	4.5

92

Balance sheet 5,369 3,591 Cash and cash equivalents 4,262 322 219 Other financial assets 363 317 900 Prepaid income taxes 159 651 311 Others 557 Judicial deposits 962 1,073 882 Recoverable income taxes 527 542 471 Deferred income taxes 7,343 6,849 7,904 Fixed assets 65,986 72,062 62,366 Suppliers and contractors 3,630 3,751 3,365 Other financial liabilities 1,086 1,426 2,551 Provision for income taxes 171 154 241 Dividends and interest on capital 798 - - Others 896 1,488 648 discontinued operations Loans and borrowing 27,662 29,268 26,347 Taxes payable 4,961 4,977 4,085 Provisions 5,748 6,608 5,309 Gold stream transaction 2,090 2,158 1,749 94 Others1,6851,9651,099 Total liabilities57,99060,25652,788 Stockholders' equity41,02441,83135,704 Total liabilities and stockholders' equity99,014102,08788,492 Liabilities related to associates and joint ventures785795-Deferred income taxes1,7001,6761,670 Other financial liabilities2,1271,9621,984 Liabilities directly associated with non-current assets held for sale and1,090149107 Non-current liabilities46,75849,40942,243 Liabilities related to associates and joint ventures292329-Provisions952735532 Taxes payable657634595 Loans and borrowing1,6602,1812,506 Total assets99,014102,08788,492 Liabilities Current liabilities11,23210,84710,545 Others274661613 Recoverable taxes727688501 Other financial assets628705282 Non-current assets held for sale and discontinued operation8,589 4,7894,044 Non-current assets10,46110,51810,653 Recoverable taxes1,625 1,6031,404 Inventories3,349 3,9003,528 Accounts receivable3,663 2,5561,476 US$ million12/31/201609/30/201612/31/2015 Assets Current assets22,567 19,50715,473

Balance sheet

US$ million	12/31/2016	09/30/2016	12/31/2015
Assets			
Current assets	22,567	19,507	15,473
Cash and cash equivalents	4,262	5,369	3,591
Accounts receivable	3,663	2,556	1,476
Other financial assets	363	322	219
Inventories	3,349	3,900	3,528
Prepaid income taxes	159	317	900
Recoverable taxes	1,625	1,603	1,404
Others	557	651	311
Non-current assets held for sale and discontinued operation	8,589	4,789	4,044
Non-current assets	10,461	10,518	10,653
Judicial deposits	962	1,073	882
Other financial assets	628	705	282
Recoverable income taxes	527	542	471
Recoverable taxes	727	688	501
Deferred income taxes	7,343	6,849	7,904
Others	274	661	613
Fixed assets	65,986	72,062	62,366
Total assets	99,014	102,087	88,492
Liabilities			
Current liabilities	11,232	10,847	10,545
Suppliers and contractors	3,630	3,751	3,365
Loans and borrowing	1,660	2,181	2,506
Other financial liabilities	1,086	1,426	2,551
Taxes payable	657	634	595
Provision for income taxes	171	154	241
Provisions	952	735	532
Dividends and interest on capital	798	-	-
Liabilities related to associates and joint ventures	292	329	-
Others	896	1,488	648
Liabilities directly associated with non-current assets held for sale and discontinued operations	1,090	149	107
Non-current liabilities	46,758	49,409	42,243
Loans and borrowing	27,662	29,268	26,347
Other financial liabilities	2,127	1,962	1,984
Taxes payable	4,961	4,977	4,085
Deferred income taxes	1,700	1,676	1,670
Provisions	5,748	6,608	5,309
Liabilities related to associates and joint ventures	785	795	-
Gold stream transaction	2,090	2,158	1,749
Others	1,685	1,965	1,099
Total liabilities	57,990	60,256	52,788
Stockholders' equity	41,024	41,831	35,704
Total liabilities and stockholders' equity	99,014	102,087	88,492

94

ANNEX 5 – FREE CASH EX-FERTILIZERS Free Cash Flow 4Q16 – ex-Fertilizers FLOW US$ million Free Cash Flow 2016 – ex-Fertilizers US$ million 96

Annex 6 – reconciliation of IFRS GAAP” information ex-Fertilizers (a) Adjusted EBIT¹ and “NON-segment Net operating revenues 9,265 6,726 5,418 SG&A (136) (137) (154) Pre-operating and stoppage expenses (129) (117) (228) ¹ E xcluding n on-recurring effects. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position: Reconciliation between adjusted EBITDA and operational cash flow Adjusted EBITDA 2,965 1,274 4,722 Accounts receivable 57 985 (1,557) Suppliers 255 491 (163) Others 79 (414) 266 Cash provided from operations 3,169 2,072 3,665 Income taxes paid - settlement program (116) (86) (113) Participative stockholders' debentures paid - (26) (47) activities (c) Net debt Total debt 29,322 31,449 28,853 Net debt 25,042 25,965 25,234 ¹ Including financial investm ents (d) Total debt / LTM Adjusted EBITDA Total debt / LTM Adjusted EBITDA (x) 2.4 3.7 4.4 (e) LTM Adjusted EBITDA / LTM interest payments Adjusted LTM EBITDA / LTM gross interest (x) 6.8 4.9 4.0 97 LTM adjusted EBITDA / LTM interest payments (x)7.25.54.5 US$ million4Q163Q164Q15 Total debt / LTM operational cash flow (x)9.917.66.5 US$ million4Q163Q164Q15 Cash and cash equivalents¹4,2805,4843,619 US$ million4Q163Q164Q15 Derivatives received (paid), net (548) (191)(275) Net cash provided by (used in) operating2,4872,3511,218 Interest paid for third parties (420) (423)(305) Income taxes paid - current (50) (88)(162) Adjustment for non-recurring items and other effects (105) (183)(112) Payroll and related charges 106 (16)(79) Inventories 396 12(73) Working capital: US$ million4Q163Q164Q15 Other operational expenses(152)6465 Adjusted EBIT3,6332,112270 Research and development(112)(80)(97) COGS(5,103)(4,344)(4,734) US$ million4Q163Q164Q15

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 23, 2017		Director of Investor Relations